                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                  Form 10-SB/A

                                Amendment No. 2

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           Murfreesboro Bancorp, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Tennessee                                     62-1694317
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

615 Memorial Boulevard, Murfreesboro, Tennessee               37129
-----------------------------------------------               -----
(Address of principal executive offices)                    (Zip Code)


Issuer's telephone number    (615) 890-1111
                            ----------------

Securities to be registered under Section 12(b) of the Act:

               Title of each class               Name of each exchange on which
               to be so registered               each class is to be registered
                      None                                       N/A
---------------------------------------          -------------------------------

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of class)


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PART I

ITEM 1 - DESCRIPTION OF BUSINESS

                     BUSINESS AND DEVELOPMENT OF THE COMPANY

Murfreesboro Bancorp, Inc. (the "Company") is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and became so upon its formation of the Bank of Murfreesboro (the "Bank"). An application was approved by the Federal Reserve Bank of Atlanta ("FRB"). See SUPERVISION & REGULATION. The Company was incorporated under the laws of the State of Tennessee as a Tennessee corporation on October 21, 1996. The Company's activities will be conducted primarily through its subsidiary, the Bank. The Bank began its operations on October 6, 1997. Except for the issuance of one share of common stock to the organizer for $25, the Company was inactive prior to January 1, 1997. The offices of the Company are located at 607 and 615 Memorial Boulevard, Murfreesboro, Tennessee 37129, and its telephone number is (615) 890-1111. Its permanent offices will be the same as the offices of the Bank. See BUSINESS OF THE BANK - General.

The Directors have determined that there are a number of advantages in forming the Company to own the Bank. The first to be considered is the general planning flexibility that a bank holding company offers. State and federal banking laws restrict not only the activities in which banks are allowed to engage, but also the general operations and procedures a bank may follow. The bank holding company offers increased flexibility in such areas as estate planning, acquisitions, expanded range of permissible activities to meet bank and non-bank competition, capital formation options, and facilitation of a more rapid capital generation through retained earnings. Basically, this corporate structure will allow more options.

The formation of a bank holding company can also be an advantage to the whole banking entity. A more efficient bank can offer services to its customers at a lower price or can offer additional or better services at the same price. Nonbanking subsidiaries of a bank holding company can also offer services to the community which the bank is unable to provide.

Other advantages include added tax strategies, the ability to acquire bank assets in other states, and the opportunities to acquire thrift institutions that might not be available without a holding company structure. While the Company has no present plans to form any other subsidiaries or make other acquisitions other than the Bank at this time, the Directors determined that this would be the easiest, most efficient, and cheapest time to form a bank holding company so the Company and Bank can take advantage of opportunities immediately when they arise.


                              BUSINESS OF THE BANK

GENERAL

The Bank is an independent and locally oriented bank headquartered in Murfreesboro, Rutherford County, Tennessee. The Company believes that the existing and future banking market in Murfreesboro presents an excellent opportunity for a new locally oriented bank for several reasons: (i) the recent sale of another community bank to an out-of-county bank holding company, (ii) a locally oriented and managed institution can better assess the commercial banking needs of local businesses and more timely respond to the needs of customers, and (iii) the strength of the Murfreesboro economy can provide a solid foundation for growth of local financial institutions. It is expected that the Bank will provide a full range of banking and related financial services with a focus on service to customers and small business.

The Bank applies the same standards and requirements in the conduct of all facets of its business to all of its customers. The general banking business conducted includes the receipt of deposits, making of loans,



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issuance of checks, acceptance of drafts, consumer credit operations, and all aspects of a full service bank, including the authority to operate a trust department, as approved by the Tennessee Department of Financial Institutions ("TDFI") and the Federal Deposit Insurance Corporation ("FDIC.")

DESCRIPTION OF BUSINESS

The mission of the Company is to enhance shareholder value while serving the financial needs of the Rutherford County community, its businesses (including minority-owned), and its citizens,(including low-income families). The Bank is in the financial services business and charged with the responsibility of serving the financial needs of businesses and families in the market area.

The primary mission of the Bank is to maximize its sustainable earnings. Management wants to maximize the total earnings of the Bank over the long term. When appropriate, the Bank will sacrifice short-term earnings for higher profits in the future.

The Bank will be a responsible citizen and business leader of Rutherford County. The Bank will take its citizenship duties seriously and will strive to take actions that are in the best interest of the community.

Providing financial services to the customers is the business of the Bank. The products are designed to meet the financial needs of the customers, the hours are to be set to meet the needs of customers, and the employees are hired to meet the needs of the customers. High quality customer service is also a mission of the Bank. It is only through the accomplishment of this mission that the Bank's growth and profitability goals can be achieved.

The major asset with which to accomplish the Bank's mission is the employees. Without dedicated and responsible employees, it would be impossible for the Bank to be a responsible citizen of the community or to render high quality customer service. A mission of the Bank, therefore, is to be a responsible employer. All Bank employees will be treated with dignity and respect. All will be given equal opportunity regardless of race, sex, age, or physical disability.

The directors believe that with Mr. William E. Rowland as President and Chief Executive Officer, they can attract experienced local bankers with experience in the Rutherford County market and having a customer base that will allow the Bank to grow its deposits and loans in a manner to become cumulatively profitable. It is the intent of management to concentrate on controlled growth in a manner to build a network servicing a quality customer base in Rutherford County. The focus will be to serve Rutherford County from a centralized location in Murfreesboro. The target customer will be individuals having strong ties to the local market. The Bank's marketing will be directed toward individuals who feel that the Murfreesboro and the Rutherford County market is their home and the center of their world and to be differentiated from the individual that views Murfreesboro as a bedroom community of Nashville which is the focus of their employment, business, shopping and/or social activities.

It is the intent of the Bank to concentrate on the Murfreesboro/Rutherford County market and to search for avenues to provide banking services at the least possible cost. Full service brick and mortar branches carry the cost burden of the opportunity cost on the investment, depreciation on the building and equipment, and personnel cost. Instead of adding numerous branch locations, the Bank wi11 operate from one or two locations (preferably one) and search for ways to provide a network to deliver service throughout the community by the use of Automated Teller Machines ("ATM's"), credit cards, debit cards, home banking and the use of other future electronic vehicles. It will be the objective to provide personal hometown banking by having bankers that know the market and are sensitive to the financial needs of the customer. Management selected computer services that allow the Bank to provide the state of the art electronic products. It will be the Bank's objective to maintain a competitive advantage through cost control and by avoiding the costs associated with a brick and mortar branch system.




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Commercial Banking The range of services provided by the Bank in the commercial banking area include business loans, both short and long term, secured and unsecured, money management services and transaction services. Most of the services to be offered in this market are anticipated to be proprietary, with some reliance upon services developed by other financial service institutions.

The Bank's targeted market in the commercial banking area is small to medium-sized businesses. Typically, these commercial customers have annual revenues of $100 million or less and probably encompass most of the local businesses in the Bank's market area. Certain not-for-profit and governmental entities may also find the Bank's services attractive.

The Bank's focus in the commercial banking market is to provide intensive, high-quality service for its customers. Particularly in the credit service area, the Bank endeavors to give its commercial customers access to a highly-trained servicing team of credit and deposit service specialists who remain with the customer relationship for long periods of time. Credit decision-making is customized to meet the borrower's financial needs and designed for rapid response. Credit judgments involve the Bank's senior management and, where legally required, involve the Directors of the Bank.

Consumer Banking The Bank offers a broad range of financial services designed to meet the credit, thrift, transaction and trust needs of the general consumer market place. These services include traditional demand and time deposit accounts, safe deposit facilities, automated teller facilities, credit card services, traveler's checks, and consumer loans including mortgage loans.

Trust Services The Bank intends to offer limited trust services, such as pre-paid funeral contracts and simple personal trusts. The Bank has trust powers but has not exercised the powers at this time.

COMPETITION

The Bank is subject to intense competition from various financial institutions and other companies or firms that offer financial services. The Bank competes for deposits with other commercial banks, savings and loan associations, credit unions, and issuers of commercial paper and other securities, such as money-market and mutual funds. In making loans, the Bank competes with other commercial banks, savings and loan associations, consumer finance companies, credit unions, leasing companies, and other lenders.

In Rutherford County, there are 10 commercial banks, with at least 36 offices actively engaged in banking activities, including 8 major state-wide financial institutions. In addition, there is one savings and loan association with 6 locations and numerous credit unions, finance companies, and other financial service providers. Total deposits held by banks and savings and loan associations in Rutherford County as of June 30, 1997 were over $1.3 billion. Of those deposits, banks held approximately 84% and savings and loans held approximately 16%. Of the bank deposits, the offices of major bank holding companies held 95.86%.

REGULATORY APPROVALS

The Bank received a bank certificate of authority from the Tennessee department of Financial Institutions ("TDFI") on September 30, 1997 and approval from the Federal Deposit Insurance Corporation ("FDIC") on September 5, 1997. The Bank has insurance on deposits up to $100,000 by the Bank Insurance Fund. The Bank is subject to regulation by the TDFI and the FDIC. The Company is subject to regulation by the FRB and the laws of the state of Tennessee relating to corporations. See SUPERVISION AND REGULATION.

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EMPLOYEES

The Bank had a staff of approximately 14 full-time employees at December 31, 1997 and 18 full-time employees and 1 part-time employee at March 31, 1998. William E. Rowland serves as the Bank's President and Chief Executive Officer, and Joyce Ewell serves as the Bank's senior vice president. The Bank offers a typical health and disability insurance plan to its employees. Beginning in 1998 the Bank instituted a 401(k) employee benefit plan.

POLICIES AND PROCEDURES

The Board of Directors of the Bank established a statement of lending policies and procedures, or loan policy, to be used by loan officers of the Bank when making loans. The loan policy incorporates general lending principles and then more specific principles/policies relating to specific departments within the Bank's lending framework. The loan policy defines the trade area as the Rutherford County market and surrounding counties, and any loan made outside such area will require approval of the Bank's loan committee. The Bank's goal is to achieve a loan to deposit ratio of 80% and a specific breakdown of the targeted types of loans are included in the loan policy. Lending limits of specific officers and the loan committee are included.

The Board of Directors of the Bank also established an investment policy which guides Bank officers in determining the investment portfolio of the Bank. The Bank's investment policy sets forth the general objectives and criteria for the Bank in making investments in securities. The investment policy establishes and sets forth the duties of an investment committee which shall control the policies concerning the investment portfolio. A portfolio investment manager shall be appointed to be responsible for the day to day operations and implementation of the policies and strategies set forth by the investment committee.

As banking has become more volatile, it has become increasingly more difficult to produce adequate earnings on a consistent basis. In addition, federal regulators have become quite interested in the asset/liability management of banks; and examiners are strongly suggesting that written policies and procedures are necessary. Therefore, the Board of Directors of the Bank has developed a written statement detailing the Bank's asset/liability policy and procedures to minimize the Bank's interest rate risk. The goal of the policy is to maintain adequate earnings in all future interest rate environments. The asset/liability management policy establishes an asset/liability management committee which is assigned the responsibility to establish procedures to achieve the Bank's goals while adhering to prudent banking policies. The analysis to be conducted by the committee is set forth in the policy as well as other duties and responsibilities. One such duty is to address the liquidity needs of the Bank to assure that sufficient funds are available to meet credit demands and deposit withdrawals.

Other policies include an Interbank Liabilities policy, Code of Ethics, and Audit policy.

THE MARKET

The Bank will focus its efforts and attention on serving consumers and businesses in the Murfreesboro (the "City") and Rutherford County (the "County") area. According to the Murfreesboro Chamber of Commerce, Rutherford County has experienced a strong and steady growth pattern in the past several years. There has been an excellent increase in new industry, new business, and population. This is a result of the many advantages the community has to offer. There is a desire on the part of the City and County officials to have the community grow and prosper. An avid interest in the potential of the county by the business and civic leaders as well as its residents makes this a progressive community.

Rutherford County has grown to become the fifth most populous of Tennessee's ninety-five counties. Population at June 30, 1997 was estimated to be 154,333. This reflects an increase of 35,583, or 37.5%, from the 1990 United States Census report of 118,750. This makes Rutherford County the fastest growing county in Tennessee during the 1990's based on actual population increase and second fastest growing county in Tennessee based upon percentage increase (second only to Williamson County which has grown 38.1% over the same period.) It is also part of the eight county Nashville Standard Metropolitan Statistical Area which is the largest SMSA in Tennessee.

The city of Murfreesboro (which serves as the county seat of Rutherford County) has a population of 59,506 according to a special 1998 census. This is a 32.3% increase from the 1990 United States Census population of 44,922. In addition, this reflects a 13.7% in the past two years from the 1996 special census of 52,341. Murfreesboro is the sixth largest city in the state (behind Memphis, Nashville, Knoxville, Chattanooga and Clarksville.)

The population of Smyrna (which is located in the northwest section of Rutherford County) totaled 24,077 in a special 1998 census. This represents an increase of 10,430, or 76.4%, from the 1990 U.S. census population of 13,647. LaVergne (also located in the northwest area of Rutherford County) reflected an increase of 8,502, or 141.7%, in its special 1998. The population according to this census was 16,007 compared to a 1990 U.S. Census of 7,499. Of the ten fastest growing cities in Tennessee with populations of 5,000 or more, three are located in Rutherford. No other county had more than two of the ten fastest growing cities.

The U.S. Bureau of the Census estimated Tennessee's population in 1995 to be 3.5 million people making it the seventeenth most populous state. By the year 2025 the population is expected to be increase by 1.4 million people to 6.7 million people making it the fifteenth most populous state. The state's net gain during this time will be the thirteenth largest of the fifty states and District of Columbia. By the year 2000 Tennessee is projected to have a population of 5.7 million people making it the sixteenth most populous state. Its rate of increase during that five year span is projected to be ninth largest net gain of the fifty states and District of Columbia.

Rutherford County had an unemployment rate of 3.2% for March 1998 compared to 4.7% for Tennessee and a national average of 5.0%.

Rutherford County is the geographic center of Tennessee, located Southeast of Nashville on the major interstate (1-24) corridor between Nashville and Chattanooga. Chief topographic features are the Stones River and J. Percy Priest Lake. Rutherford County encompasses 612 square miles and the average elevation is 619 feet above sea level. Rutherford County is easily associated as a "bedroom" community for Nashville because of its natural proximity, but this term is less and less accurate as more and more people, companies, and diversified employment/career opportunities take root in our area for local employment, educational and shopping interests, resulting in less medium-haul commuting.

The county seat, Murfreesboro, sits in the center of Rutherford County along the river named after early settler and explorer Uriah Stone, who in 1775 navigated up the river from its mouth near Fort Donelson (now Nashville). The community and local area grew along with the new state of Tennessee. The first county seat was established in the community of Jefferson, near Smyrna, and in 1811 the town of Cannonsburgh was incorporated as the County seat. After only 33 days the name of the town was changed to Murfreesboro in honor of Revolutionary War Colonel Hardy Murfree, one of several early settlers.

Rutherford County, with beginnings all the way back to the first years of the new state of Tennessee, was actually began as part of a much larger geographic area that spanned east towards the Cumberland Plateau, and south towards the southern edge of the Highland Rim. Originally part of Davidson County and the government of what was Fort Donelson and Nashborough, in 1803 the area was granted county status independent of what we now know as Nashville. In just a few more years, as the American westward movement became more pronounced, the legislature was petitioned to carve new counties out of the area that was Rutherford County, but still left one of the larger-sized area counties in the Middle Tennessee area (620+ square miles).

Murfreesboro was the state capital of Tennessee from 1819 to 1825, during which time the center of the downtown area was the economic hub of the state. However, political and economic influences from the city (and larger river port) of, just 32 miles to the northwest, drew away the center of state government to its present home. Murfreesboro nevertheless remained a significant economic center based largely on its agriculture and location between Nashville and Chattanooga.

There are four incorporated municipalities in the County which are Murfreesboro, Smyrna, LaVergne, and Eagleville. Many other smaller communities such as Lascassas, Milton, Walter Hill, Almaville, Christiana, Fosterville, Kittrell, Leanna, Crescent, Barfield, Compton, Rockvale, Windrow and others, are unincorporated but still rural centers for residential and agricultural life.

Rutherford County had a population estimated at 148,000 in 1995 by the State of Tennessee and 154,333 in 1997. The rate of growth indicates the area is one of the fastest growing centers in Tennessee and the Southeastern United States.

Official population figures for the area are as follows:

                  Population Figures (1990 US Census)

                  Murfreesboro                         44,922
                  Smyrna                               13,647
                  LaVergne                              7,499
                  Eagleville                              462
                  RUTHERFORD COUNTY                   140,700

Murfreesboro and Smyrna both have a substantial downtown area and several shopping centers which provide a variety of commercial establishments for shopping convenience. Specialty shops offer unique buying opportunities. LaVergne has the county's largest industrial park, which functions in part as one of the largest distribution centers in the Southeastern United States. Murfreesboro is home to many antique and collectible item dealers. It holds the reputation of being the "Antique Center of the South," in tandem with much of its antebellum heritage.

According to the Tennessee Department of Economic and Community Development the major employers in Rutherford County include:


         FIRM                                        PRODUCT/SERVICE                         TOTAL EMPLOYMENT
         ----                                        ---------------                         ----------------

Nissan Motor Manufacturing Corp., USA            Car Manufacturing                                   6,070
Rutherford County Government                     Government                                          2,657
Ingram Distribution                              Publications                                        2,000
Whirlpool Corporation                            Refrigerators, Air Conditioners                     2,000
Bridgestone/Firestone                            Tires                                               1,900
Middle Tennessee State University                University                                          1,650
Alvin C. York V.A. Medical Center                Hospital                                            1,448
City of Murfreesboro                             Municipality                                        1,232
Middle Tennessee Medical Center                  Hospital                                            1,030
Perrigo of Tennessee                             Plastic Bottles and Personal Care Products          1,000
Caradon Better-Bilt                              Aluminum Storm Doors, Windows                         850
State Farm Insurance Co.                         Insurance                                             809
National HealthCare, L.P.                        Health Care                                           800
Waldenbooks                                      Publications                                          774

Per capita personal income in Rutherford County has grown 23.6% between 1990 through 1994 from $15,948 to $19,716. During the same period, total employment has grown 24.8% from 62,723 to 78,306 according to the United States Department of Commerce. Total employment has continued to grow to over 80,000 at the end of June 1996.

Middle Tennessee State University ("MTSU"), established in 1911, has a significant impact on the community in the Rutherford County area. With an enrollment of more than 17,000, MTSU offers 143 degree programs in five under-graduate colleges and a graduate college, and is the fastest growing and third largest university in Tennessee. MTSU is the site for many academic, cultural, sporting, and entertainment events, including MTSU's Murphy Center, which is a popular venue for super star entertainment.


                           SUPERVISION AND REGULATION

The following summaries of statutes and regulations affecting banks and bank holding companies do not purport to be complete; however, these summaries include all the material aspects of the statutes and regulations. Such summaries are qualified in their entirety by reference to the statutes and regulations described.

BANK HOLDING COMPANY ACT OF 1956

The Company is a bank holding company registered under the provisions of the federal Bank Holding Company Act of 1956, as amended (the "Act"), and consequently will be subject to examination by the Board of Governors of the Federal Reserve System.

A bank holding company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to examination by the Federal Reserve and is required to obtain Federal Reserve approval prior to acquiring, directly or indirectly, ownership or control of any voting shares of any bank, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting stock of such bank unless it already owns a majority of the voting stock of such bank. Furthermore, a bank holding company is, with limited exceptions, prohibited from acquiring direct or indirect ownership or control of any voting stock of any company which is not a bank or a bank holding company, and must engage only in the business of banking or managing or controlling banks or furnishing services to or performing services for its subsidiary banks. One of the exceptions to this prohibition is the ownership of shares of a company the activities of which the Federal Reserve Board has determined to be so closely related to banking or management or controlling banks as to be proper incident thereto.

A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with the extension of credit or provision of any property or service. Thus, an affiliate of a bank holding company may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer must obtain or provide some additional credit, property, or services from or to its bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Proposals to allow some exceptions to these rules recently have been enacted, and additional regulatory relief on this issue is pending.

In approving acquisitions by bank holding companies of banks and companies engaged in the banking-related activities described above, the Federal Reserve considers a number of factors, including the expected benefits to the public such as greater convenience, increased competition, or gains in efficiency, as weighed against the risks of possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve is also empowered to differentiate between new activities and activities commenced through the acquisition of a going concern.

The Attorney General of the United States may, within 15 days after approval by the Federal Reserve Board of an acquisition, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts. Failure of the Attorney General to challenge an acquisition does not, however, exempt the holding company from complying with both state and federal antitrust laws after the acquisition is consummated or immunize the acquisition from future challenge under the anti-monopolization provisions of the Sherman Act.

TENNESSEE BANKING ACT; FEDERAL DEPOSIT INSURANCE ACT

The Bank was incorporated under the banking laws of the State of Tennessee and, as such, is subject to the applicable provisions of those laws. The Bank is subject to the supervision of the TDFI and to regular examination by that department. The Bank's deposits are insured by the FDIC through the Bank Insurance Fund ("BIF"), and it is, therefore, subject to the provisions of the Federal Deposit Insurance Act and to examination by the FDIC.

Tennessee statutes and the Federal Deposit Insurance Act ("FDIA") regulate a variety of the banking activities of the Bank, including required reserves, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, and establishment of branches. There are certain limitations under federal and Tennessee law on the payment of dividends by banks. Under Tennessee law, the directors of a state bank, after making proper deduction for all expenditures, expenses, taxes, losses, bad debts, and any write-offs or other deductions required by the TDFI, may credit net profits to the bank's undivided profits account, and may quarterly, semi-annually, or annually declare a dividend in such amount as they shall judge expedient after deducting any net loss from the undivided profits account and transferring to the bank's surplus account (1) the amount (if any) required to raise the surplus ("Additional Paid-in-Capital Account") to 50% of the capital stock and (2) the amount required (if any), but not more than 10% of net profits, until the paid-in-surplus account equals the capital stock account, provided that the bank is adequately reserved against deposits and such reserves will not be impaired by the declaration of the dividend.

A state bank, with the approval of the TDFI, may transfer funds from its surplus account to the undivided profits (retained earnings) account or any part of its paid-in-capital account. The payment of dividends by any bank is dependent upon its earnings and financial condition and, in addition to the limitations referred to above, is subject to the statutory power of certain federal and state regulatory agencies to act to prevent what they deem unsafe or unsound banking practices. The payment of dividends could, depending upon the financial condition of the Bank, be deemed to constitute such an unsafe or unsound practice. Tennessee law prohibits state banks from paying dividends other than from undivided profits, and when the surplus account is less than the capital stock account, imposes certain other restrictions on dividends. The FDIA prohibits a state bank, the deposits of which are insured by the FDIC, from paying dividends if it is in default in the payment of any assessments due the FDIC.

State banks also are subject to regulation respecting the maintenance of certain minimum capital levels (see below), and the Bank will be required to file annual reports and such additional information as the Tennessee Banking Act and FDIC regulations require. The Bank also is subject to certain restrictions on loan amounts, interest rates, "insider" loans to officers, directors and principal shareholders, tie-in arrangements, and transactions with affiliates, as well as many other matters. Strict compliance at all times with state and federal banking laws will be required.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans, and restrictions on the nature and amount of loans that may be granted and on the types of investments which may be made. The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices. All Tennessee banks, must become and remain insured banks under the FDIA. (See 12 U.S.C. ss. 1811, et seq.).

Under Tennessee law, state banks are prohibited from lending to any one person, firm or corporation amounts more than fifteen percent of its equity capital accounts, except (i) in the case of certain loans secured by negotiable title documents covering readily marketable nonperishable staples or (ii) with the prior approval of the Bank's Board of Directors or finance committee (however titled), the Bank may make a loan to one person, firm or corporation of up to 25% of its equity capital accounts.

Congress enacted the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") on August 9, 1989. FIRREA provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC insured depository institution in danger of default. FIRREA provides that certain types of persons affiliated with financial institutions can be fined by the federal regulatory agency having jurisdiction over a depository institution with federal deposit insurance (such as the Bank) could be fined up to $1 million per day for each violation of certain regulations related (primarily) to lending to and transactions with executive officers, directors, and principal shareholders, including the interests of these individuals. Other violations may result in civil money penalties of $5,000 to $25,000 per day or in criminal fines and penalties. In addition, the FDIC has been granted enhanced authority to withdraw or to suspend deposit insurance in certain cases.

The Federal Deposit Insurance Bank Improvement Act of 1991 ("FDICIA") which was enacted on December 19, 1991, substantially revised the depository institution regulatory and funding provisions of the FDIA and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a FDIC-insured depository institution is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk adjusted Tier I Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capitals requirements. (See CAPITAL REQUIREMENTS for specifics). In addition, an insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to maintain a level of tangible equity equal to not less than 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

FDICIA contain numerous other provisions, including new accounting, audit and reporting requirements, beginning in 1995 termination of the "too big to fail" doctrine except in special cases, limitations on the FDIC's payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

Various other legislation, including proposals to revise the bank regulatory system and to limit or expand the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. The TDFI and the FDIC examine the Bank periodically for compliance with various regulatory requirements. Such examinations, however, are for the protection of the BIF and for depositors and not for the protection of investors and shareholders.

INTERSTATE ACT

The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act"), which was enacted on September 29, 1994, among other things and subject to certain conditions and exceptions, (i) permits bank holding company acquisitions commencing one year after enactment of banks of a minimum age of up to five years as established by state law in any state, (ii) mergers of national and state banks after May 31, 1997 across state lines unless the home state of either bank has opted out of the interstate bank merger provision,
(iii) branching de novo by national and state banks into other states if the state has opted-in to this provision of the Interstate Act, and (iv) certain interstate bank agency activities after one year after enactment. Regulations have not yet been issued under the Interstate Act. A bill has been enacted by the Tennessee legislature which repeals the Tennessee Reciprocal Banking Act, amends the Tennessee Bank Structure Act of 1974, and amends Tennessee's bank branching laws by opting in to the Interstate Act. Management cannot predict the extent to which the business of the Bank may be affected.

BROKERED DEPOSITS

The FDIC has adopted regulations under FDICIA governing the receipt of brokered deposits. Under the regulations, a bank cannot accept a rollover or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDICIA. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of .75% over certain prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. These brokered deposit regulations may have an affect on the funding or liquidity of the Bank.

FDIC INSURANCE PREMIUMS

The Bank is required to pay semiannual FDIC deposit insurance assessments to the BIF. As required by FDICIA, the FDIC adopted a risk-based premium schedule which increased the assessment rates for most FDIC-insured depository institutions. Under the schedule, the premiums initially ranged from $.23 to $.31 for every $100 of deposits. Based upon certain requirements of FDICIA, effective January 1, 1994, an institution's premium assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund. Currently the assessment rate schedule for BIF members currently range from no assessment to $.27 for every $100 of deposits. Any change in these rates and the category of risk into which the Bank will fall could have an adverse effect on the Bank's earnings.

Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

Congress recently passed the Deposit Insurance Funds Act of 1996 to recapitalize the Savings Association Insurance Fund ("SAIF"). The thrift industry is paying a one-time assessment of $4.5 billion to capitalize the SAIF, and banks will bear part of the cost of the Financing Corporation ("FICO") bonds sold from 1987-89 in an effort to shore up the former Federal Savings and Loan Insurance Corporation. BIF-member institutions, such as the Bank, will pay one-fifth the rate paid by SAIF members for the first three years. After January 1, 2000, BIF and SAIF members will share the FICO payments on a pro-rata basis.

CAPITAL REQUIREMENTS

The federal regulatory agencies use capital adequacy guidelines in their examination and regulation of banks. If the capital falls below the minimum levels established by these guidelines, the Bank may be denied approval to acquire or establish additional banks or non-bank businesses, or to open facilities, or the Bank may be subject to other regulatory restrictions or actions.

Banking organizations historically were required to maintain a minimum ratio of primary capital to total assets of 5.5%, and a minimum ratio of total capital to total assets of 6.0%. The primary and total capital ratio requirements have been replaced by the adoption of risk-based and leverage capital requirements.

Risk-Based Capital Requirements The FDIC adopted risk-based capital guidelines for banks effective after December 31, 1990. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios are minimums. The guidelines require all federally regulated banks to maintain a minimum risk-based total capital ratio of 8%, of which at least 4% must be Tier I capital (see the description of Tier I capital and Tier 2 capital below).

A banking organization's qualifying total capital consists of two components:
Tier I capital (core capital) and Tier II capital (supplementary capital). Tier I capital is an amount equal to the sum of (i) common shareholders' equity (including adjustments for any surplus or deficit); (ii) non-cumulative perpetual preferred stock; and (iii) minority interests in the equity accounts of consolidated subsidiaries. Intangible assets generally must be deducted from Tier I capital, subject to limited exceptions for goodwill arising from certain supervisory acquisitions. Other intangible assets may be included in an amount up to 25% of Tier I capital, provided that the asset meets each of the following criteria: (i) the asset must be able to be separated and sold apart from the banking organization or the bulk of its assets; (ii) the market value of the asset must be established on an annual basis through an identifiable stream of cash flows and there must be a high degree of certainty that the asset will hold this market value notwithstanding the future prospects of the banking organization; and (iii) the banking organization must demonstrate that a liquid market exists for the asset. Intangible assets in excess of 25% of Tier I capital generally are deducted from a banking organization's regulatory capital. At least 50% of the banking organization's total regulatory capital must consist of Tier I capital.

Tier II capital is an amount equal to the sum of (i) the allowance for possible loan losses in an amount up to 1.25% of risk-weighted assets; (ii) cumulative perpetual preferred stock with an original maturity of 20 years or more and related surplus; (iii) hybrid capital instruments (instruments with characteristics of both debt and equity), perpetual debt and mandatory convertible debt securities; and
(iv) in an amount up to 50% of Tier I capital, eligible term subordinated debt and intermediate-term preferred stock with an original maturity of five years or more, including related surplus. The inclusion of the foregoing elements of Tier II capital are subject to certain requirements and limitations of the FDIC.

Investments in unconsolidated banking and finance subsidiaries, investments in securities subsidiaries and reciprocal holdings of capital instruments must be deducted from capital. The federal banking regulators may require other deductions on a case-by-case basis.

Under the risk-weighted capital guidelines, balance sheet assets and certain off-balance sheet items, such as standby letters of credit, are assigned to one of four risk weight categories (0%, 20%, 50%, or 100%) according to the nature of the asset and its collateral or the identity of any obligor or guarantor. For example, cash is assigned to the 0% risk category, while loans secured by one-to-four family residences are assigned to the 50% risk category. The aggregate amount of such asset and off-balance sheet items in each risk category is adjusted by the risk weight assigned to that category to determine weighted values, which are added together to determine the total risk-weighted assets for the banking organization. Accordingly, an asset, such as a commercial loan, which is assigned to a 100% risk category is included in risk-weighted assets at its nominal face value, whereas a loan secured by a single-family home mortgage is included at only 50% of its nominal face value. The application ratios are equal to capital, as determined, divided by risk-weighted assets, as determined.

Leverage Capital Requirements The FDIC has issued a final regulation requiring certain banking organizations to maintain additional capital of 1% to 2% above a 3% minimum Tier I Leverage Capital Ratio (Tier I capital, less intangible assets, to total assets). In order for an institution to operate at or near the minimum Tier I leverage capital requirement of 3%, the FDIC expects that such institution would have well-diversified risk, no undue rate risk exposure, excellent asset quality, high liquidity and good earnings. In general, the Bank would have to be considered a strong banking organization, rated in the highest category under the bank rating system and have no significant plans for expansion. Higher Tier I leverage capital ratios of up to 5% will generally be required if all of the above characteristics are not exhibited, or if the institution is undertaking expansion, seeking to engage in new activities, or otherwise faces unusual or abnormal risks.

The FDIC rule provides that institutions not in compliance with the regulation are expected to be operating in compliance with a capital plan or agreement with the regulator. If they do not do so, they are deemed to be engaging in an unsafe and unsound practice and may be subject to enforcement action. Failure to maintain capital of at least 2% of assets constitutes an unsafe and unsound practice and may be subject to enforcement action. Failure to maintain capital of at least 2% of assets constitutes an unsafe and unsound condition justifying termination of FDIC insurance.

EFFECTS OF GOVERNMENTAL POLICIES

The Bank's earnings are affected by the difference between the interest earned by the Bank on its loans and investments and the interest paid by the Bank on its deposits or other borrowings. The yields on its assets and the rates paid on its liabilities are sensitive to changes in prevailing market rates of interest. Thus, the earnings and growth of the Bank are influenced by general economic conditions, fiscal policies of the federal government, and the policies of regulatory agencies, particularly the Federal Reserve, which establishes national monetary policy. The nature and impact of any future changes in fiscal or monetary policies cannot be predicted.

Commercial banks are affected by the credit policy of various regulatory authorities, including the Federal Reserve. An important function of the Federal Reserve is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Federal Reserve to implement these objections are open market operations in U.S. Government securities, changes in reserve requirements on bank deposits, changes in the discount rate on bank borrowings, and limitations on interest rates that banks may pay on time and savings deposits. The Federal Reserve uses these means in varying combinations to influence overall growth of bank loans, investments and deposits, and also to affect interest rates charged on loans, received on investments or paid for deposits.

The monetary and fiscal policies of regulatory authorities, including the Federal Reserve, also affect the banking industry. Through changes in the reserve requirements against bank deposits, open market operations in U.S. Government securities and changes in the discount rate on bank borrowings, the Federal Reserve influences the cost and availability of funds obtained for lending and investing. No prediction can be made with respect to possible future changes in interest rates, deposit levels or loan demand or with respect to the impact of such changes on the business and earnings of the proposed Bank.

From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. For example, the Depository Institutions Deregulation and Monetary Control Act of 1980 (the "Deregulation Act") provided for the phasing out of restrictions on deposit interest rate ceilings, the authorization of new accounts and related services, and the expansion of the lending authority of savings and loan associations. The Deregulation Act has altered, to a certain extent, the competitive relationship that previously existed among financial institutions, and it may result in a substantial reduction in the historical distinction between the services offered by banks, savings and loan associations, and other financial institutions.

PART I

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS AND PLAN OF OPERATIONS


GENERAL

The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operations should be read in conjunction with the information and tables which follow. When describing the period from January 1, 1997 until December 31, 1997, this period will be referred to as 1997. The Company was inactive and dormant from its formation on October 21, 1996 until December 31, 1996.

SUMMARY

Net loss for 1997 was $369,000 and the net loss for the quarter ended March 31, 1998 was $175,000.

Effective October 6, 1997, the Company and Bank began operating activities. Prior to that time, the Company was in organization.

For the remainder of 1998, the Company will continue its objectives of maintaining asset quality and providing superior customer service to its markets.

FINANCIAL CONDITION

Earning Assets. Average earning assets for 1997 totaled $4,654.000, which represented 82.6% of average total assets. Earning assets totaled $27,837,000 at December 31, 1997. Average earning assets for the quarter ended March 31, 1998 totaled $32,587,000, which represented 91.8% of average total assets. Earning assets totaled $39,403,000 at March 31, 1998.

Loan Portfolio. The Company's average loans for 1997 were $627,000 and for the quarter ended March 31, 1998 were $9,876,000. The balance in total loans at December 31, 1997 was $5,401,000 and $14,473,000 at March 31, 1998.

Investment Portfolio. The Company's investment securities portfolio averaged $1,485,000 for 1997 and $17,619,000 for the quarter ended March 31, 1998. The portfolio totaled $14,732,000 at December 31, 1997 and $22,364,000 at March 31, 1998.

The Company maintains an investment strategy of seeking portfolio yields within acceptable risk levels, as well as providing liquidity. The Company maintains two classifications of investment securities: "Held to Maturity" and "Available for Sale." The "Available for Sale" securities are carried at fair market value, whereas the "Held to Maturity" securities are carried at book value. At December 31, 1997, unrealized losses in the "Available for Sale" portfolio amounted to $9,000 and $3,000 at March 31, 1998. The average balance of securities "Available for Sale" during the quarter ended March 31, 1998 was $16,599,000 and the balance at March 31, 1998 was $18,813,000. The average balance of securities "Held to Maturity" during the quarter ended March 31, 1998 was $1,020,000 and the balance at March 31, 1998 was $3,551,000. All securities held at December 31, 1997 and during 1997 were classified as "Available for Sale."

Deposits. The Company's average deposits were $2,782,000 during 1997. This included average noninterest-bearing deposits of $283,000, average certificates of deposit of $1,446,000, average saving deposits of $8,000 and average interest bearing transaction accounts of $1,045,000. The Company's average deposits for the quarter ended March 31, 1998 were $26,873,000. This included average non-interest bearing deposits of $1,268,000, average certificates of deposit of $12,082,000, average savings deposits of $90,000 and average interest bearing transaction accounts of $13,434,000. Deposits at March 31, 1998 were $33,603,000 and $21,760,000 at December 31, 1997.

Capital Resources. Shareholders' equity totaled $8,690,000 at of December 31, 1997. This included $9,068,000 of common stock and additional paid-in-capital less a deficit of $369,000 and unrealized loss on securities available for sale of $9,000. Shareholders' equity totaled $8,521,000 at March 31, 1998. This included $9,068,000 of common stock and additional paid in capital less a deficit of $544,000 and unrealized loss on securities available for sale of $3,000.

BALANCE SHEET MANAGEMENT

Liquidity Management. Liquidity is the ability of a company to convert assets into cash without significant loss and to raise funds by increasing liabilities. Liquidity management involves having the ability to meet the day-to-day cash flow requirements of its customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs.

The primary function of asset/liability management is not only to assure adequate liquidity in order for the Company to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can profitably deploy its assets. Both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

The asset portion of the balance sheet provides liquidity primarily through investments in federal funds and maturities of investment securities. Additional sources of liquidity are loan repayments and possible prepayments from the mortgage-backed securities from the investment portfolio.

The liability portion of the balance sheet provides liquidity through various interest bearing and noninterest bearing deposit accounts. At December 31, 1997 and March 31, 1998, the Company had $2,300,000 of federal funds purchase lines available at three correspondent banks. None of these lines were drawn at March 31, 1998 or December 31, 1997.

Because of the level of capital obtained information, no additional capital funds or notes payable are anticipated to be deemed necessary during the next twelve months.

RESULTS OF OPERATIONS

Net Interest Income. Net interest income is the principal component of a financial institution's income stream and represents the spread between interest and fee income generated from earning assets and the interest expense paid on deposits. The following discussion is on a fully taxable equivalent basis.

Net interest income for 1997 totaled $145,000. This was the result of interest income of $292,000 for 1997 and interest expense of $147,000. Interest income produced by the loan portfolio totaled $63,000 and interest income on investment securities totaled $90,000. Interest income on federal funds totaled $112,000 while interest income on escrow funds totaled $27,000. Interest expense included $87,000 of interest expense on certificates of deposit, interest expense of $40,000 on interest-bearing transaction accounts and interest expense of $15,000 on money market demand accounts, $4,000 on the note payable and savings accounts of $1,000.

Net interest income for the quarter ended March 31, 1998 totaled $193,000. This was the result of interest income of $538,000 for the quarter ended March 31, 1998 and interest expense of $345,000. Interest income produced by the loan portfolio totaled $206,000 and interest income on investment securities totaled $260,000. Interest income on federal funds totaled $72,000. Interest expense included $173,000 of interest expense on certificates of deposit, interest expense of $137,000 on interest-bearing transaction accounts and interest expense of $34,000 on money market demand accounts and savings accounts of $1,000.

The trend in net interest income is commonly evaluated in terms of average rates using the net interest margin and the interest rate spread. The net interest margin, or the net yield on earning assets is computed by dividing fully taxable equivalent net interest income by average earning assets. This ratio represents the difference between the average yield on average earning assets and the average rate paid for all funds used to support those earning assets.

The net interest margin for 1997 was 3.11%. The net cost of funds, defined as interest expense divided by average-earning assets, was 3.16% for 1997. The yield on earning assets was 6.27% for 1997. The net interest margin for the quarter ended March 31, 1998 was 2.38%. The net cost of funds for the quarter ended March 31, 1998 was 4.22% and the yield on earning assets was 6.60%.

The interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing sources of funds. The interest rate spread eliminates the impact of non-interest bearing funds and gives a direct perspective on the effect of market interest rate movements. During recent years, the net interest margins and interests rate spreads have been under intense pressure to maintain historical levels, due in part to tax laws that discouraged investment in tax-exempt securities and intense competition for funds with non-bank institutions. The interest rate spread for 1997 was 0.51% and for the quarter ended March 31, 1998 was 1.23%.

Allowance for Possible Loan Losses. Lending officers are responsible for the ongoing review and administration of each loan. They make the initial identification of loans which present some difficulty in collection or where there is an indication that the probability of loss exists. Lending officers are responsible for the collection effort on a delinquent loan. Senior management is informed of the status of delinquent and problem loans on a monthly basis.

Senior management makes recommendations monthly to the board of directors as to charge-offs. Senior management reviews the allowance for possible loan losses on a quarterly basis. The Company's policy is to discontinue interest accrual when payment of principal and interest is 90 days or more in arrears.

The allowance for possible loan losses represents management's assessment of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for possible loan losses and the appropriate provisions required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as loan loss experience, the amount of past due and non-performing loans, specific known risk, the status and amount of non-performing assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for potential credit losses.

While it is the Company's policy to charge off in the current period the loans in which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Management believes that the $68,000 for December 31, 1997 and $181,000 for March 31, 1998 in the allowance for possible loan losses are adequate to absorb known risks in the portfolio. No assurance can be given, however, that adverse economic circumstances will not result in increased losses in the loan portfolio, and require greater provisions for possible loan losses in the future.

Non-performing Assets. Non-performing assets include non-performing loans and foreclosed real estate held for sale. Non-performing loans include loans classified as non-accrual or renegotiated. The Company's policy is to place a loan on non-accrual status when it is contractually past due 90 days or more as to payment of principal or interest. At the time a loan is placed on non-accrual status, interest previously accrued but not collected is reversed and charged against current earnings. Recognition of any interest after a loan has been placed on non-accrual is accounted for on a cash basis.

The Company had no non-performing assets or impaired loans as of March 31, 1998 or December 31, 1997.

Non-interest Income. Non-interest income consists of revenues generated from a broad range of financial services and activities including fee-based services and profits as well as interest earned on escrow funds held by the Company before the Bank began operations. In addition, any gains or losses realized from the sale of investment portfolio securities available for sale are included in non-interest income. Total non-interest income totaled $6,000 for 1997. This included $4,000 from service charges on deposit accounts. There were no gain or losses on securities during 1997.

Non-interest income totaled $15,000 for the quarter ended March 31, 1998. This included $12,000 on service charge on deposits, other fees of $1,000 and $2,000 of other non-interest income.

Non-interest Expenses. Non-interest expense for 1997 totaled $452,000. Salaries and employee benefits for 1997 totaled $202,000. Occupancy expense for 1997 totaled $12,000 while furniture and equipment expense totaled $24,000. All other non-interest expenses totaled $214,000 for 1997. Other non-interest expense include supplies and printing, telephone, postage and legal and audit fees and start-up costs related to the commencement of operations of the Company.

Non-interest expense for the quarter ended March 31, 1998 totaled $270,000. Salaries and employee benefits totaled $139,000 for the quarter ended March 31, 1998. Occupancy expenses for the quarter ended March 31, 1998 totaled $9,000 while furniture and equipment expenses totaled $19,000. Other non-interest expenses totaled $103,000.

Non-recurring items. During 1997 the Company earned $27,000 in interest income from escrow funds related to stock subscriptions and incurred start-up costs of $149,000 excluding $40,000 of capitalized organizational costs. Such income and start-up costs will not recur in future periods.

Income Taxes. At December 31, 1997, the Company has net operating losses for federal and state income taxes of approximately $310,000 which expire in tax year 2012 for federal and state purposes. The Company recorded no tax benefit for 1997 as a valuation allowance of $138,000 was recorded related to the deferred tax asset for these net operating losses and other temporary differences.

At March 31, 1998 the Company has net operating losses for federal and state income taxes of approximately $170,000 which expire in tax year 2018 for federal and state purposes. The Company recorded no tax benefit for the quarter ended March 31, 1998 as a valuation allowance of $65,000 was recorded related to the deferred tax asset for these net operating losses and other temporary differences.

RETURN ON EQUITY AND ASSETS

Return on assets (net income divided by average total assets) for 1997 was (6.55%.) Return on equity (net income divided by average equity) for 1997 was (17.66%.) Equity to assets (average equity divided by average total assets) for 1997 was 37.1%. There were no dividends paid during 1997, so no dividend payout ratio is presented.

Return on assets for the quarter ended March 31, 1998 was (2.00%). Return on equity for the quarter ended March 31, 1998 was (8.23%). Equity to assets for the quarter ended March 31, 1998 was 24.25%. There were no dividends paid during the quarter ended March 31, 1998.

EFFECTS OF INFLATION AND CHANGING PRICES

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions' cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase and can reduce the Company's earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

 The following table sets forth weighted yields earned by the Company on its earning assets and the weighted average rates paid on its deposits and other interest-bearing liabilities for the quarter ended March 31, 1998 indicated and certain other information:


                                                                                       Interest
                                                                      Average           Average
                                                                      Yields/           Income/
                                                                      Balance           Expense          Rates
                                                                     --------           --------         -----
                                                                 (Fully taxable equivalent - dollars in thousands)
ASSETS:

Interest-earning assets:

Loans                                                                $  9,876           $    206         8.34%
U.S. Treasury and other U.S. government agencies                       17,619                260         5.90%
States and municipalities                                                  --                 --         N/A
Federal funds sold                                                      5,092                 72         5.66%
Interest bearing deposits with other  financial institutions               --                 --         N/A
                                                                     --------           --------         ----
Total interest-earning assets/interest  income                         32,587                538         6.60%
                                                                     --------           --------         ----
Cash and due from banks                                                   934
Other assets                                                            2,084
Allowance for possible loan losses                                       (111)
                                                                     --------
Total assets                                                         $ 35,494
                                                                     ========

LIABILITIES AND SHAREHOLDERS' EQUITY:

Interest-bearing liabilities:
Demand deposits and savings accounts                                 $ 13,523                172         5.09%
Certificates of deposit                                                12,082                172         5.69%
Note payable                                                               --                 --         N/A
                                                                     --------           --------         ----
Total interest-bearing liabilities/interest expense                    25,605                344         5.37%
                                                                     --------           --------         ----
Non-interest-bearing demand deposits                                    1,154
Other liabilities                                                         126
Shareholders' equity                                                    8,609
                                                                     --------
Total liabilities and shareholders' equity                           $ 35,494
                                                                     ========
Net interest earnings                                                                   $    194
                                                                                        ========
Net interest income on interest-earning assets                                                           2.38%
                                                                                                         ====

Taxable equivalent adjustment:                                                               N/A

The following table sets forth weighted yields earned by the Company on its earning assets and the weighted average rates paid on its deposits and other interest-bearing liabilities for the year ended December 31, 1997 indicated and certain other information:


                                                                                       Interest
                                                                      Average           Average
                                                                      Yields/           Income/
                                                                      Balance           Expense          Rates
                                                                     --------           --------         -----
                                                                 (Fully taxable equivalent - dollars in thousands)
ASSETS:

Interest-earning assets:

Loans                                                                $   627           $    63         10.05%
U.S. Treasury and other U.S. government agencies                       1,485                90          6.06%
States and municipalities                                                 --                --          N/A
Federal funds sold                                                     2,100               112          5.33%
Interest bearing deposits with other  financial institutions             442                27          6.11%
                                                                     -------           -------         -----
Total interest-earning assets/interest  income                         4,654               292          6.27%
                                                                     -------           -------         -----
Cash and due from banks                                                  251
Other assets                                                             739
Allowance for possible loan losses                                        (8)
                                                                     -------
Total assets                                                         $ 5,636
                                                                     =======


LIABILITIES AND SHAREHOLDERS' EQUITY:

Interest-bearing liabilities:
Demand deposits and savings accounts                                 $ 1,053                56          5.32%
Certificates of deposit                                                1,446                87          6.02%
Note payable                                                              54                 4          7.41%
                                                                     -------           -------         -----
Total interest-bearing liabilities/interest expense                    2,553               147          5.76%
                                                                     -------           -------         -----
Non-interest-bearing demand deposits                                     283
Other liabilities                                                        710
Shareholders' equity                                                   2,090
                                                                     -------
Total liabilities and shareholders' equity                           $ 5,636
                                                                     =======
Net interest earnings                                                                  $   145
                                                                                       =======
Net interest income on interest-earning assets                                                          3.11%
                                                                                                       =====

Taxable equivalent adjustment:                                                             N/A

Since there is no period for which to compare 1997 and the quarter ended March 31, 1998, no table reflecting the changes in interest income and expense as a result of the changes of average volume and average rate is presented.

DEPOSITS

The Company's primary sources of funds are interest-bearing deposits. The following table sets forth the Company's deposit structure at December 31, 1997:

                                                                                       March 31,     December 31,
                                                                                         1998            1997
                                                                                    (In thousands)  (In thousands)
Non interest-bearing deposits:
Individuals, partnerships and corporations                                              $ 2,368         $   808
U. S. Government and states and political subdivisions                                       --              --
Certified and official checks                                                               107             156
                                                                                        -------         -------
Total non-interest-bearing deposits                                                       2,475             964
                                                                                        -------         -------
Interest-bearing deposits:
Interest-bearing demand accounts                                                         15,804          10,545
Saving accounts                                                                             106              59
Certificates of deposit, less than $100,000                                              10,720           6,312
Certificates of deposit, more than $100,000                                               4,498           3,885
                                                                                        -------         -------
Total interest-bearing deposits                                                          31,128          20,801
                                                                                        -------         -------
Total deposits                                                                          $33,603         $21,765
                                                                                        =======         =======


The following table presents a breakdown by category of the average amount of deposits and the average rate paid on deposits for 1997 and the quarter ended March 31, 1998:

                                            Quarter Ended                  Year Ended
                                            March 31, 1998              December 31, 1997
                                        (Dollars in thousands)       (Dollars in thousands)

Non interest-bearing deposits            $ 1,154         N/A           $   283         N/A
Interest-bearing demand deposits          13,434         5.40%           1,045         5.32%
Savings accounts                              89         2.54%               8         2.52%
Certificates of deposit                   12,082         6.07%           1,446         6.02%
                                         -------         ----          -------         ----
Total deposits                           $26,759         5.45%         $ 2,782         5.72%
                                         =======         ====          =======         ====


At March 31, 1998, certificates of deposits greater than $100,000 aggregated approximately $4,498,000. The following table indicates, as of March 31, 1998, the dollar amount of $100,000 or more by the time remaining until maturity (in thousands):

                                                     3 Months      3 to 12      1 to 5       Over 5
                                                      or less       Months       Years        Years
                                                       ------       ------       ------       ------

Certificates of deposit                                $1,668       $2,430       $  400           --
                                                       ======       ======       ======       ======

At December 31, 1997, certificates of deposits greater than $100,000 aggregated approximately $3,885,000. The following table indicates, as of December 31, 1997, the dollar amount of $100,000 or more by the time remaining until maturity (in thousands):

                                                     3 Months      3 to 12      1 to 5       Over 5
                                                      or less       Months       Years        Years
                                                       ------       ------       ------       ------

Certificates of deposit                                $3,135       $  750           --           --
                                                       ======       ======       ======       ======

ASSETS

The management of the Company considers many criteria in managing assets, including creditworthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the Company's interest-earning assets by category at March 31, 1998 and December 31, 1997:


                                                              March 31, 1998  December 31, 1997
                                                              (In thousands)   (In thousands)

Interest-bearing deposits with banks                              $    --         $    --
Investment securities                                              22,364          14,732
Federal funds sold                                                  2,566           7,704
Loans:
Real estate                                                         7,179           3,600
Commercial and other                                                7,294           1,801
                                                                  -------         -------
Total loans                                                        14,473           5,401
                                                                  -------         -------
Interest-earning assets                                           $39,403         $27,837
                                                                  =======         =======


INVESTMENT PORTFOLIO

The Company has classified all investment securities as either available for sale or held to maturity depending upon whether the Company has the intent and ability to hold the investment securities to maturity. The classification of certain investment securities as available for sale is consistent with the Company's investment philosophy of maintaining flexibility to manage the portfolio. At March 31, 1998, approximately $18,816,000 of investment securities were classified as available for sale and at December 31, 1997, approximately $14,741,000 of investment securities were classified as available for sale. Approximately $3,000 and $9,000 of unrealized loss was included in shareholders' equity related to the available for sale investment securities as of March 31, 1998 and December 31, 1997, respectively. There were $3,551,000 of securities at March 31, 1998 classified as held to maturity. There were no securities at December 31, 1997 classified as held to maturity.

At year end 1997 as well as March 31, 1998, obligations of the United States Government or its agencies represented approximately 100% of the total investment portfolio. The following table presents the carrying amounts of the Company's investment portfolio at March 31, 1998 (in thousands):

                                                              Amortized       Estimated
                                                                Cost          Fair Value
                                                               -------         -------
AVAILABLE FOR SALE:
U.S. Treasury                                                  $    --         $    --
U.S. Government agencies                                        18,816          18,813
States and political subdivisions                                   --              --
Other securities                                                    --              --
                                                               -------         -------
Total available for sale                                       $18,816         $18,813
                                                               =======         =======

HELD TO MATURITY:
U.S. Treasury                                                  $    --         $    --
U.S. Government agencies                                         3,551           3,561
States and political subdivisions                                   --              --
Other securities                                                    --              --
                                                               -------         -------
Total held to maturity                                         $ 3,551         $ 3,561
                                                               =======         =======

Total investment portfolio                                     $22,367         $22,374
                                                               =======         =======

At year end 1997, obligations of the United States Government or its agencies represented approximately 100% of the total investment portfolio. The following table presents the carrying amounts of the Company's investment portfolio at December 31, 1997 (in thousands):

                                                              Amortized       Estimated
                                                                Cost          Fair Value
                                                               -------         -------
AVAILABLE FOR SALE:
U.S. Treasury                                                  $    --         $    --
U.S. Government agencies                                        14,741          14,732
States and political subdivisions                                   --              --
Other securities                                                    --              --
                                                               -------         -------
Total available for sale                                       $14,741         $14,732
                                                               =======         =======

HELD TO MATURITY:
U.S. Treasury                                                  $    --         $    --
U.S. Government agencies                                            --              --
States and political subdivisions                                   --              --
Other securities                                                    --              --
                                                               -------         -------
Total held to maturity                                         $    --         $    --
                                                               =======         =======

Total investment portfolio                                     $14,741         $14,732
                                                               =======         =======


The following table presents the maturity distribution of the carrying value and estimated fair value of the Company's investment portfolio at March 31, 1998. The weighted average yields on these instruments are presented based on final maturity.

                                              Amortized       Estimated       Weighted
                                                 Cost        Fair Value     Average Yield
                                               -------       ----------     --------------
                                                (Dollars in thousands)
AVAILABLE FOR SALE:
U.S. Treasuries:                                    --              --         N/A
U.S. Government agencies:
Due within 1 year                              $ 2,744         $ 2,745            5.78%
Due after 1 year but within 5 years             16,030          16,026            6.08%
Due after 5 years but within 10 years               --              --         N/A
Due after 10 years                                  --              --         N/A
                                               -------         -------         -------
Total                                           18,774          18,771            6.03%
                                               -------         -------         -------

States and political subdivisions:                  --              --         N/A
Other:                                              --              --         N/A
                                               -------         -------         -------
Total investments available for sale           $18,774         $18,771            6.03%
                                               =======         =======         =======

HELD TO MATURITY:
U.S. Treasuries:                               $    --         $    --         N/A
U.S. Government agencies:
Due within 1 year                                   --              --         N/A
Due after 1 year but within 5 years              1,005           1,007            6.15%
Due after 5 years but within 10 years            2,546           2,554            5.94%
Due after 10 years                                  --              --         N/A
                                               -------         -------         -------
Total                                          $ 3,551         $ 3,561            6.00%
                                               -------         -------         -------
States and political subdivisions:
                                                    --              --         N/A
Other:                                              --              --         N/A
                                               -------         -------         -------
Total held to maturity                         $ 3,551         $ 3,561            6.00%
                                               =======         =======         =======
Total investment portfolio                     $22,322         $22,332            6.02%
                                               =======         =======         =======

The following table presents the maturity distribution of the carrying value and estimated fair value of the Company's investment portfolio at December 31, 1997. The weighted average yields on these instruments are presented based on final maturity.

                                              Amortized       Estimated       Weighted
                                                 Cost        Fair Value     Average Yield
                                               -------       ----------     --------------
                                                (Dollars in thousands)
AVAILABLE FOR SALE:
U.S. Treasuries:                               $    --         $    --         N/A
U.S. Government agencies:
Due within 1 year                                2,741           2,739            5.79%
Due after 1 year but within 5 years             12,000          11,993            6.07%
Due after 5 years but within 10 years               --              --         N/A
Due after 10 years                                  --              --         N/A
                                               -------         -------         -------
Total                                          $14,741         $14,732            6.02%
                                               -------         -------         -------
States and political subdivisions:
                                                    --              --         N/A
Other:                                              --              --         N/A
                                               -------         -------         -------
Total investments available for sale           $14,741         $14,732            6.02%
                                               =======         =======         =======

HELD TO MATURITY:

There were no securities classified as "held to maturity" at December 31, 1997.


INVESTMENT POLICY

The objective of the Company's investment policy is to invest funds not otherwise needed to meet the loan demand of the Bank's market area to earn the maximum return for the Bank, yet still maintain sufficient liquidity to meet fluctuations in the Bank's loan demand and deposit structure. In doing so, the Company balances the market and credit risk against the potential investment return, makes investments compatible with the pledge requirements of the Bank's deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Investment Committee is comprised of the president and three other directors. The president is authorized to execute security transactions for the investment portfolio and to make decisions on purchases and sales of securities. All the investment transactions occurring since the previous board of directors' meeting are reviewed by the board at its next monthly meeting. Limitations on the Committee's investment authority include: (a) investment in any one municipal security may not exceed 20% of equity capital; (b) the entire investment portfolio may not increase or decrease by more than 10% in any one month; (c) investments in obligations of the State of Tennessee may not exceed 30% of equity capital; and (d) investment in mortgage-backed securities may not exceed more than 40% of equity capital. The investment policy allows portfolio holdings to include short-term securities purchased to provide the Bank's needed liquidity and longer term securities purchased to generate stable income for the Bank during periods of interest rate fluctuations.

LOAN PORTFOLIO

The following table sets forth the composition of the Company's loan portfolio at March 31, 1998 (dollars in thousands).

                                                                                        Percent of
                                                                      Balance           Total Loans
                                                                      --------          -----------
Real estate loans:
Construction and land development                                     $    602               4.2%
Secured by residential  properties                                       2,650              18.3%
Secured by commercial real estate                                        3,927              27.1%
                                                                      --------             ------
Total real estate loans                                                  7,179              49.6%
Commercial and industrial loans                                          4,998              34.5%
Other consumer loans                                                     2,296              15.9%
All other loans                                                             --              0.00%
                                                                      --------             ------
Total loans                                                             14,473             100.0%
Less:
Allowance for possible loan losses                                        (181)            N/A
                                                                      --------             ------
Net loans                                                             $ 14,292             N/A
                                                                      ========             ======


The following table sets forth the composition of the Company's loan portfolio at December 31, 1997 (dollars in thousands).

                                                                                        Percent of
                                                                      Balance           Total Loans
                                                                      --------          -----------
Real estate loans:
Construction and land development                                     $    334               6.2%
Secured by residential  properties                                       1,018              18.8%
Secured by commercial real estate                                        2,248              41.6%
                                                                      --------             ------
Total real estate loans                                                  3,600              66.7%
Commercial and industrial loans                                          1,134              21.0%
Other consumer loans                                                       667              12.4%
All other loans                                                             --              0.00%
                                                                      --------             ------
Total loans                                                              5,401             100.0%
Less:
Allowance for possible loan losses                                          68             N/A
                                                                      --------             ------
Net loans                                                             $  5,333             N/A
                                                                      ========             ======

The following table sets forth the contractual maturities of the loan portfolio and the sensitivity to interest rate changes of the Company's loan portfolio at March 31, 1998 (in thousands).


                                                                                      Maturity Range
                                                                  ----------------------------------------------------
                                                                  One Year      One Through       Over
                                                                   or Less       Five Years    Five Years       Total
                                                                  --------      -----------    ----------      -------
LOAN MATURITY:
Real estate construction loans                                     $   602         $   --         $ --         $   602
Real estate mortgage loans                                           3,504          2,960          113           6,577
Commercial and industrial loans                                      4,611            387           --           4,998
All other loans                                                      1,799            497           --           2,296
                                                                   -------         ------         ----         -------
Total loans                                                        $10,516         $3,844         $113         $14,473
                                                                   =======         ======         ====         =======

LOAN INTEREST RATE SENSITIVITY:
Selected loans with:
Predetermined interest rates                                       $ 1,870         $2,228         $113         $ 4,211
Floating or adjustable interest  rates                               8,646          1,616           --          10,262
                                                                   -------         ------         ----         -------
Total                                                              $10,516         $3,844         $113         $14,473
                                                                   =======         ======         ====         =======


The following table sets forth the contractual maturities of the loan portfolio and the sensitivity to interest rate changes of the Company's loan portfolio at December 31, 1997 (in thousands).

                                                                                      Maturity Range
                                                                  ----------------------------------------------------
                                                                  One Year      One Through       Over
                                                                   or Less       Five Years    Five Years       Total
                                                                  --------      -----------    ----------      -------
LOAN MATURITY:
Real estate construction loans                                     $   334         $   --         $ --         $   334
Real estate mortgage loans                                              91          3,147           28           3,266
Commercial and industrial loans                                        680            454           --           1,134
All other loans                                                        287            380           --             667
                                                                   -------         ------         ----         -------
Total loans                                                        $ 1,392         $3,981         $ 28         $ 5,401
                                                                   =======         ======         ====         =======

LOAN INTEREST RATE SENSITIVITY:
Selected loans with:
Predetermined interest rates                                       $ 1,221         $1,890         $ --         $ 3,111
Floating or adjustable interest  rates                                 171          2,091           28           2,290
                                                                   -------         ------         ----         -------
Total                                                              $ 1,392         $3,981         $ 28         $ 5,401
                                                                   =======         ======         ====         =======


LOAN POLICY

All lending activities of Bank are under the direct supervision and control of the Bank's Board with secondary authority vested in the Executive Committee. The Senior Loan Committee, which consists of the president, one other director and two senior lending officers, enforces loan authorizations for each officer, decides on loans exceeding such limits, services all requests for officer credits to the extent allowable under current laws and regulations, administers all problem credits, and determines the allocation of funds for each lending division. The loan portfolio consists primarily of real estate, commercial, small business, residential construction and consumer installment loans. Maturity of term loans is normally limited to 15 years. Conventional real estate loans may be made up to 80% of the appraised value or purchase cost of the real estate for no more than a 30-year term. Installment loans are based on the earning capacity and vocational stability of the borrower.

The Bank board at its regularly scheduled meetings reviews all new loans made the preceding month and discusses and approves any loans that exceed a loan officer's authority. Loans which are 30 days or more past due are reviewed monthly.

The Loan Committee of the Bank periodically reviews the loan portfolio, particularly nonaccrual and renegotiated loans. Each loan officer is responsible for monitoring and collecting his or her own loan portfolio. Loan Committee review may result in a determination that a loan should be placed on a nonaccrual status for income recognition, subject to Bank Board approval. In addition, to the extent that management identifies potential losses in the loan portfolio and reduces the book value of such loans through charge-offs, to their estimated collectible value, the Company's policy is to classify as nonaccrual any loan on which payment of principal or interest is 90 days or more past due, where there is adequate collateral to cover principal and accrued interest and the loan is in the process of collection. No concessions are granted and late fees are collected. In addition, a loan will be classified as nonaccrual if, in the opinion of the Loan Committee, based upon a review of the borrower's or guarantor's financial condition, collateral value or other factors, payment is questionable, even though payments are not 90 days or more past due.

When a loan is classified as nonaccrual, any unpaid interest is reversed against current income. Interest is included in income thereafter only to the extent received in cash. The loan remains in a nonaccrual classification until such time as the loan is brought current, when it may be returned to accrual classification. When principal or interest on a nonaccrual loan is brought current, if in management's opinion future payments are questionable, the loan would remain classified as nonaccrual. After a nonaccrual or renegotiated loan is charged off, any subsequent payments of either interest or principal are applied first to any remaining balance outstanding, then to recoveries and lastly to income.

The large number of consumer installment loans and the relatively small dollar amount of each makes an individual review impracticable. It is the Company's policy to charge off any consumer installment loan which is past due 90 days or more and are not adequately collateralized.

In addition, mortgage loans secured by real estate are placed on nonaccrual status when the mortgagor is in bankruptcy, or foreclosure proceedings are instituted. Any accrued interest receivable remains in interest income as an obligation of the borrower.

CREDIT RISK MANAGEMENT AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of the Company. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and to provide for income generation through pricing policies. To effectuate this policy, the Company makes commercial real estate loans with a three-year or less fixed maturity which may be amortized over a maximum of 15 years.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as the Company's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for possible losses on loans and real estate owned. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

The allowance for possible loan losses is increased by provisions charged to operating expense. The allowance for possible loan losses is reduced by charging off loans or portions of loans at the time they are deemed by management to be uncollectible and increased when loans previously charged off are recovered. The resulting allowance for possible loan losses is viewed by management as a single, unallocated reserve available for all loans and, in management's opinion, is adequate to provide for reasonably foreseeable potential loan losses. The risk associated with loans varies with the creditworthiness of the borrower, the type of loan (consumer, commercial or real estate) and its maturity. Cash flows adequate to support a repayment schedule is an element considered for all types of loans. Real estate loans are impacted by market conditions regarding the value of the underlying property used as collateral. Commercial loans are also impacted by the management of the business as well as economic conditions. Management believes the allowance for possible loan losses is adequate to absorb such anticipated charge-offs.

Rules and formulas relative to the adequacy of the allowance for possible loan losses, although useful as guidelines to management, are not rigidly applied. The allowance for possible loan losses was $68,000 as of December 31, 1997 or 1.25% of loans outstanding. The allowance for possible loan losses was $181,000 as of March 31, 1998, or 1.25% of loans outstanding. No loans were charged-off (nor any recoveries made) during 1997. The provision for possible loan losses charged against earnings during 1997 was $68,000. No loans were charged-off (nor any recoveries made) during the quarter ended March 31, 1998. The provision for possible loan losses charged against earnings during the quarter ended March 31, 1998 was $113,000.

There were no non-performing loans of the Company on at December 31, 1997 or at March 31, 1998. This includes non-accrual loans and restructured loans. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due ninety (90) days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on non-accrual status. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms. There were also no loans past due ninety days or more, any other real estate owned or foreclosed, any repossessed assets or impaired loans at December 31, 1997 or at March 31, 1998.

CAPITAL RESOURCES/ LIQUIDITY

Liquidity. Of primary importance to depositors, creditors and regulators is the ability to have readily available funds sufficient to repay fully maturing liabilities. The Company's liquidity, represented by cash and cash due from banks, is a result of its operating, investing and financing activities. In order to insure funds are available at all times, the Company devotes resources to projecting on a monthly basis the amount of funds which will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets which are generally matched to correspond to the maturity of liabilities.

The Company has a formal liquidity policy, and in the opinion of management, its liquidity levels are considered adequate. Neither the Company nor the Bank is subject to any specific regulation liquidity requirements imposed by regulatory authorities. The Bank is subject to general FDIC guidelines which do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands which are reasonably likely to result in liquidity increasing or decreasing in any material manner. The ratio for average loans to average deposits for 1997 was 22.5% and for the quarter ended March 31, 1998 was 36.7%.

CAPITAL ADEQUACY

Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. The objective of the Company's management is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans. The Federal Reserve Board and FDIC have adopted capital guidelines governing the activities of bank holding companies and banks. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common shareholders' equity less goodwill and Tier II capital which is primarily a portion of the allowance for possible loan losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leverage computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

The following table gives the various capital ratios and balances at March 31, 1998 and December 31, 1997 (dollars in thousands) for the Company:

                                                       March 31, 1998   December 31, 1997
                                                       (In thousands)     (In thousands)
CAPITAL:
Tier I capital:
Shareholders' equity                                      $ 8,524             $ 8,699
Less disallowed intangibles                                    --                  --
                                                          -------             -------
Total Tier I capital                                        8,524             $ 8,699
                                                          -------             -------

Tier II capital:
Qualifying debt-
Qualifying allowance for loan losses                          181                  68
                                                          -------             -------
Total Tier II capital                                         181                  68
                                                          -------             -------
Total capital                                             $ 8,705             $ 8,767
                                                          =======             =======
Risk-adjusted assets                                      $24,694             $11,883
                                                          =======             =======
Quarterly average assets (since
     commencement of operations)                          $35,494             $20,770
                                                          =======             =======

RATIOS:
Tier I capital to risk-adjusted assets                       34.5%               73.2%
Tier II capital to risk-adjusted assets                       0.7%                0.6%
Total capital to risk-adjusted assets                        34.3%               73.8%
Leverage-- Tier I capital to quarterly
    Average assets less disallowed intangibles               24.0%               41.9%

The following table gives the various capital ratios and balances at March 31, 1998 and December 31, 1997 (dollars in thousands) for the Bank:

                                                       March 31, 1998   December 31, 1997
                                                       (In thousands)     (In thousands)
CAPITAL:
Tier I capital:
Shareholders' equity                                      $ 8,382             $ 7,757
Less disallowed intangibles                                    --                  --
                                                          -------             -------
Total Tier I capital                                        8,382             $ 7,757
                                                          -------             -------

Tier II capital:
Qualifying debt                                                --                  --
Qualifying allowance for loan losses                          181                  68
                                                          -------             -------
Total Tier II capital                                         181                  68
                                                          -------             -------
Total capital                                             $ 8,563             $ 7,825
                                                          =======             =======
Risk-adjusted assets                                      $24,694             $11,845
                                                          =======             =======
Quarterly average assets (since
     commencement of operations)                          $35,494             $18,823
                                                          =======             =======

RATIOS:
Tier I capital to risk-adjusted assets                       34.0%               65.5%
Tier II capital to risk-adjusted assets                       0.7%                0.6%
Total capital to risk-adjusted assets                        34.7%               66.1%
Leverage-- Tier I capital to quarterly
    Average assets less disallowed intangibles               23.6%               41.2%

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings. The following table lists the five categories of capital and each of the minimum requirements for the three risk-based capital ratios.

                                                 Total Risk-Based      Tier I Risk-Based      Leverage
                                                  Capital Ratio         Capital Ratio          Ratio
                                                  -------------         -------------          -----
Well-capitalized                                   10% or above          6% or above        5% or above
Adequately capitalized                             8% or above           4% or above        4% or above
Undercapitalized                                   Less than 8%          Less than 4%       Less than 4%
Significantly undercapitalized                     Less than 6%          Less than 3%       Less than 3%
Critically undercapitalized                            --                    --               2% or less


On December 31, 1997 and March 31, 1998, the Company exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

SHORT-TERM BORROWINGS:

The average balance for short-term borrowings of the Company was less than 30% of shareholders' equity at December 31, 1997 and March 31, 1998.

PROPERTY ACQUISITIONS:

No significant property acquisitions are planned for the next year beyond normal additions for operations and minor refurbishing of the building at 607 Memorial Boulevard.

PERSONNEL:

The Company anticipates increasing the number of employees from the present level of 14 to 23 employees to service the anticipated loan and deposit growth and related support services during the next twelve months.

RESEARCH AND DEVELOPMENT:

The Company does not engage in product research and development and does not anticipate any such activities during the next twelve months.

FOREIGN TRANSACTIONS:

The Company and the Bank have not had any investment securities, loans or deposits of foreign governments, corporations or other entities.

PART I

ITEM 3 - PROPERTIES

The Company owns two one-story commercial buildings in Murfreesboro, Tennessee located at 615 Memorial Boulevard and 607 Memorial Boulevard. The buildings are located on approximately 2.5 acres of land. The main building is located at 615 Memorial Boulevard and contains approximately 2,168 square feet of office space. It was constructed in 1977 and houses the Bank's new accounts, teller area, vault and safe deposit boxes and serves as the main retail service center for the Bank. The building located at 607 Memorial Boulevard serves as the loan origination and operations area as well as housing the executive offices of the Bank. It contains approximately 3,944 square feet of office space and was constructed in 1976. Both sites have been renovated to meet the needs of the Company. A new automated teller machine is located in a small facility adjacent to and detached from the main office. The property also contains approximately
1.5 acres of paved parking lot.

It is not the policy of the Company to acquire properties for possible capital gains or income generation. Investments in real estate will be limited to properties utilized for operational activities.

The Company offers loans secured by real estate mortgages as a component of its lending function. The Company will originate and may service mortgage loans in connection with the lending function.

The Company does not invest in securities of real estate entities or in developed or undeveloped properties. In the future the Company may purchase mortgage-backed securities as part of its investment portfolio; however, based upon current market conditions, management does not presently intend to purchase any mortgage-backed securities in the short-term or long-term.

PART I

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following individual's hold 5% or more of the outstanding voting (common) stock of the Company. No other individual's hold 5% or more of the outstanding voting (common) stock of the Company.


TITLE OF             NAME AND ADDRESS                AMOUNT AND NATURE                  PERCENT
  CLASS           OF BENEFICIAL OWNER               BENEFICIAL OWNERSHIP                OF CLASS
  -----           -------------------               --------------------                --------
Common       William E. Rowland                          75,000 (1)                       8.26%
             1110 Virginia Avenue
             Murfreesboro, Tennessee  37130

Common       Joseph M. Swanson                           64,500 (2)                       7.11%
             100 East Vine Street - Suite 1500
             Murfreesboro, Tennessee  37130

(1) - Includes 40,000 shares held as trustee for two sons' trusts.

(2) - Includes 500 shares held jointly with daughter.


The following include all executive officers who hold 5% or more of the outstanding voting (common) stock of the Company and a total of the common stock held by all directors and executive officers.

TITLE OF             NAME AND ADDRESS                AMOUNT AND NATURE                  PERCENT
  CLASS           OF BENEFICIAL OWNER               BENEFICIAL OWNERSHIP                OF CLASS
  -----           -------------------               --------------------                --------
Common       William E. Rowland  (2)                     75,000 (1)                       8.26%
             1110 Virginia Avenue
             Murfreesboro, Tennessee  37130

Common       All directors and executive officers
             as a group                                  210,500                         23.19%

(1)   - Includes 40,000 shares held as trustee for two sons' trusts.

(2)   - Chief Executive Officer.


There are currently no arrangements which may result in a change of ownership of control of the Company.

PART I

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table relates to directors, executive officers, promoters and control persons of the Company at December 31, 1997:

       NAME AND
PRINCIPAL POSITION(S)
      WITH COMPANY              AGE (1)    BUSINESS AFFILIATIONS DURING PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------
William E. Rowland                 50      Executive Vice President, Secretary and Director - First City
Chief Executive Officer,                   Bank (January 1986-March 1996); President, Chief Executive
President and Director                     Officer and Director - First City Bancorp, Inc. (May 1988-March
                                           1996); President - Tennessee Credit Corporation (March
                                           1996-June 1996); President, Chief Executive Officer and
                                           Director - Bank of Murfreesboro (October 1997 - Present);
                                           President, Chief Executive Officer and Director -
                                           Murfreesboro Bancorp, Inc. (October 1997 - Present)

------------------------------------------------------------------------------------------------------------
Joyce Ewell                        54      First Vice President and Director - First City Bank (January
Senior Vice President,                     1986-March 1996); Vice President - First American National Bank
Secretary and Director                     (March 1996-January 1997); Senior Vice President and Director -
                                           Bank of Murfreesboro (October 1997-Present)

------------------------------------------------------------------------------------------------------------
Olin O. Williams                   67      Surgeon - Murfreesboro Medical Clinic (September 1967-January
Chairman of the Board of                   1994); Director - National Health Care, L.P. (1971-Present);
Directors                                  Director - First City Bank (January 1986-March 1996); Director
                                           - First City Bancorp, Inc. (May 1988-March 1996)

------------------------------------------------------------------------------------------------------------
Melvin R. Adams                    58      Agent - State Farm Insurance Company (1971-Present); Director -
Director                                   First City Bank (January 1986-March 1996); Director - First
                                           City Bancorp, Inc. (May 1988-March 1996)

------------------------------------------------------------------------------------------------------------
Thomas E. Batey                    63      President/Owner - Batey's (office supply) (1957-Present);
Director                                   Director - First City Bank (May 1988-March 1996); Director -
                                           First City Bancorp, Inc. (May 1988-March 1996)

------------------------------------------------------------------------------------------------------------
John Stanley Hooper                65      President/Owner - Hooper Supply Co., Inc. (1957-95); Director -
Director                                   First City Bank (May 1988-March 1996); Director - First City
                                           Bancorp, Inc. (May 1988-March 1996)

------------------------------------------------------------------------------------------------------------
William H. Sloan                   63      President/Owner - Sloan's Sales and Service, Inc. (motorcycle
Director                                   sales, parts and service) (1960-Present); Director - First City
                                           Bank (January 1994-March 1996)

------------------------------------------------------------------------------------------------------------
Joseph M. Swanson                  59      President - Swanson, Inc. (1960-Present); Owner - Swanson
Director                                   Developments (1983-Present); Director - First City Bank
                                           (January 1986-March 1996); Director - First City Bancorp, Inc.
                                           (May 1988-March 1996)

------------------------------------------------------------------------------------------------------------


(1) - As of December 31, 1997

The above directors have served as directors since commencement of operations on October 6, 1997 and were re-elected at the shareholder meeting on April 16, 1998. The term is for one year with annual reappointment.

At December 31, 1997, there were no family relationships among directors and executive officers. Further, no director or executive officer has been involved in any legal proceedings including bankruptcy, criminal proceedings or injunction from involvement with any business, banking or securities activities.

PART I

ITEM 6 - EXECUTIVE COMPENSATION

The following table relates to executive compensation paid during 1997:

                                         ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                         -------------------                 ----------------------
                                                                       SECURITIES
                                                                    OTHER      UNDER-
                                                      ALL ANNUAL RESTRICTED    LYING                   OTHER
    NAME AND                                            COMPEN-     STOCK     OPTIONS/                 COMPEN-
PRINCIPAL POSITION              SALARY       BONUS      SATION      AWARDS     SAR'S    PAYOUTS        SATION
William E. Rowland,             $16,300        $-         $-         $-         $-         $-         $750 (1)
Chief Executive Officer

(1) - Director fees.

No executive officer had compensation in excess of $100,000.

The directors are paid $250 per month. There is no other compensation for the directors.

Currently there are no employment contracts between the Company and any of its employees or the Bank and any of its employees.

PART I

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company purchased its primary retail banking location located at 615 Memorial Boulevard in Murfreesboro, Tennessee from Director Joseph M. Swanson for approximately $411,000. This amount approximated its estimated fair value.

Federal banking regulations require that all loans or extensions of credit to executive officers and directors must generally be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank's policy is not to make any new loans or extensions of credit to the Bank's executive officers and directors at different rates or terms than those offered to the general public. The aggregate amount of loans by the Bank to its executive officers and directors was approximately $1,215,000 at December 31, 1997.

PART I

ITEM 8 - DESCRIPTION OF SECURITIES

The Company is authorized by its charter to issue a maximum of 2,000,000 shares of Common Stock, $5.00 par value per share, (the "Shares") and 1,000,000 shares of Preferred Stock, no stated par value. There are 907,609 shares of Common Stock, and no shares of Preferred Stock, issued and outstanding. The outstanding Shares of Common Stock were fully paid and nonassessable.

COMMON STOCK

The following is a summary of certain rights and provisions of the Shares. This summary includes all of the material rights and provisions of the shares, however, this summary does not purport to be complete and is qualified in its entirety by reference to the charter of the Company and the Tennessee corporation laws.

Dividend Rights and Limitations on Payments of Dividends - The holders of Common Stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the Company's Board of Directors out of the assets and funds legally available therefor. The availability of funds to the Company is dependent upon dividends from the Bank which may declare dividends only once in each calendar quarter and only from its undivided profits account so long as its reserve against deposits is not or will not be impaired. However, no net earnings, and therefore no moneys which may be distributed as dividends, are projected for the first three years of operation. Also, despite the availability of net or accumulated earnings in later years of operations, and the capacity to maintain capital at levels required by governmental regulation, the Board of the Bank may choose to retain all earnings for the operation of the business.

Voting Rights - The holders of Common Stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. The business of the Company is controlled by a Board of Directors. This Board is elected by a majority vote of the shareholders. A set of bylaws has been adopted for the guidance and control of the Company. Amendments to the bylaws will be effected by majority vote of the shareholders. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required for mergers, consolidations or other similar transactions and for amendments to the charter of the Company.

Liquidation Rights - Upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company, after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed pro rata among the holders of Shares. Subject to any required regulatory approvals, the directors of the Company, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the Shares.

Preemptive Rights - Owners of Shares of the Company do not have the preemptive right to purchase additional shares offered by the Company in the future. That is, the Company may sell additional Shares to particular shareholders or to non-shareholders without first offering each then current shareholder the right to purchase the same percentage of such newly offered Shares as is the shareholder's percentage of the then outstanding Shares of the Corporation.

Redemption - The Shares may not be redeemed in the sole discretion of the Company.

Conversion Rights - The holders of Shares have no conversion rights.

Payment of Dividends - The Company intends to pay dividends on the Common Stock at some point in the future when permissible under applicable statutes. Payment of these dividends will be dependent upon numerous factors including earnings, capital ratios, asset quality and growth of the Company.

Liability to Further Calls or to Assessments by the Company - The Shares are not subject to liability for further calls or to assessments by the Company.

SHAREHOLDER PROTECTION RIGHTS PLAN

At a meeting on March 18, 1998, the Murfreesboro Bancorp, Inc. Board of Directors adopted a Shareholder Protection Rights Plan ("Plan") which is similar to plans adopted by many other bank holding companies. The purpose of the plan is to enhance the ability of the Board of Directors to deal with acquisition proposals in the best interests of shareholders.

What follows is a summary of the major terms of the Shareholder Protection Rights Plan. The summary does not purport to be complete; however, the summary includes all the material aspects of the Plan. A copy of the entire Plan may be obtained free of charge by contacting William E. Rowland, President and CEO, Murfreesboro Bancorp, Inc., 615 Memorial Boulevard, Murfreesboro, Tennessee 37129, (615-890-1111)

Distribution and Transfer of Rights; Rights Certificate -- The Board has declared a dividend of one Right for each share of Common Stock outstanding on March 18, 1998. Prior to the Separation Time referred to below, the Rights will be evidenced by and trade with the Common Stock and will not be exercisable. After the Separation Time, the Company will mail Rights Certificates to shareholders, and the Rights will become transferable apart from the Common Stock.

Separation Time -- Rights will separate from the Common Stock and become exercisable following the earlier of the (i) the date of the Flip-in Trigger referred to below or (ii) the tenth business day (or such later date as the Board may decide) after any person commenced a tender offer that would result in such person holding a total of 19% or more of the Common Stock.

Exercise of Rights -- After the Separation Time, each Right will entitle the holder to purchase, Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock.

"Flip-In" Trigger -- Upon announcement that any person has acquired 19% or more of the outstanding Common Stock, then ten (10) days thereafter (or such earlier or later day as the Board may decide):

     (i) Rights owned by the person acquiring such stock (an "Acquiring Person") or transferees thereof will automatically become void; and

     (ii) each other Right will automatically become a right to buy, for the Exercise Price, that a number of shares of Common Stock or Participating Preferred Stock having a market value of twice the Exercise Price.

Exchange Option -- If any person acquires between 19% and 50% of the outstanding Common Stock, the Board may, in lieu of allowing Rights to be exercised, require each outstanding Right to be exchanged for one share of Common Stock or Participating Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock.

"Flip-Over" Trigger -- After an Acquiring Person has become such, the Company may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person (a "Flip-over Transaction or Event") if at the time of such merger or sale (or agreement to do any of the foregoing) the Acquiring Person controls the Board of Directors and, in the case of a merger, will receive different treatment than all other shareholders unless proper provision is made so that each right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other person having a market value of twice the Exercise Price.

Redemption -- The Rights may be redeemed by the Board at any time until a "Flip-in" Trigger has occurred at a Redemption Price of $0.01 per Right.

Power to Amend -- The Board may amend the Plan in any respect until a "Flip-in" Trigger has occurred. Thereafter, the Board may amend the Plan in any respect not materially adverse to Rights holders generally.

Expiration -- The Rights will expire ten years from the date of their issuance.

PREFERRED STOCK

As of December 31, 1997, there were no shares of Preferred Stock outstanding. The Charter of the Company authorizes the issuance by the Company of up to 1,000,000 shares of its Preferred Stock. The Preferred Stock may be issued by vote of the Board of Directors without shareholder approval. The Preferred Stock may be issued in one or more classes and series, with such designations, full or limited voting rights (or without voting rights), redemption, conversion, or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the Board of Directors may determine in the exercise of its business judgment. The Preferred Stock may be issued by the Board of Directors for a variety of reasons. The Corporation has no present plans to issue any of its Preferred Stock. The Preferred Stock could be issued in public or private transactions in one or more (isolated or series of) issues. The shares of any issue of Preferred Stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of shares, including the Common Stock. The issuance of shares of the Preferred Stock could serve to dilute the voting rights or ownership percentages of holders of the Common Shares (or any other shares.) The issuance of shares of the Preferred Stock might also serve to deter or block any attempt to obtain control of the Company, or facilitate any such attempt.

PART II

ITEM 1 - MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not traded on any exchange. There were no trades of the common stock during 1997 to establish high and low bid information. The last known trade was on April 21, 1998 for $11.00 per share; however, there is no guarantee that the Company has record of the actual price paid for all stock transferred. There were approximately 2,375 shareholders of record as of December 31, 1997. The Company's ability to pay dividends is dependent upon the earnings of the Bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of the Bank's regulatory agency, the TDFI. There were no retained earnings against which dividends may be charged subsequent to December 31, 1997. Future dividends will be dependent upon the earnings of the Bank. No dividends have been paid on the common stock of the Company. At December 31, 1997, there are no outstanding warrants or options to purchase the Company's common stock and there are no outstanding securities convertible into the Company's common stock.

ITEM 2 - LEGAL PROCEEDINGS

At the present time the Company is not aware of any pending or threatened litigation, legal proceedings or enforcement actions against it.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH INDEPENDENT ACCOUNTANTS

The Company has not had any changes in nor disagreements with its independent accountants.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

All of the outstanding shares of the Company's common stock were issued during 1997 and sold by the Company as part of its initial offering and formation. There were 877,609 shares that were sold for $10.00 per share and another 30,000 shares issued in exchange for land valued at $300,000. These shares were sold pursuant to an exemption in Section 3(a)(12) of the Securities Act of 1933. As indicated above in Item 1, there may have been some trading between shareholders at various prices since the initial offering, but the Company does not have a complete and exhaustive list of the transactions and actual price paid.

ITEM 5 - INDEMINIFICATION OF DIRECTORS AND OFFICERS

The Company has included in its charter:

"No person shall be liable for any loss or damage suffered on account of any action taken or omitted to be taken by him as a director or officer of the corporation in good faith and in accordance with the standard of conduct set forth in Tennessee Code Annotated Section 48-18-502."

Pursuant to the Company's by laws and the Tennessee Business Corporation Act, the Company shall indemnify to the fullest extent permitted by law any and all persons who may serve or who have served at any time as directors or officers or who at the request of the board of directors of the corporation may serve or at any time have served as directors or officers of another corporation in which the corporation at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim of action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the corporation or such other corporation, except in relation to such matters to which any such director or officer or former director or officer or person shall be adjudged in any action, suit, or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders, or otherwise.

PART F/S



                       Consolidated Financial Statements



                           MURFREESBORO BANCORP, INC.

                               December 31, 1997

                           MURFREESBORO BANCORP, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1997



                                 C O N T E N T S

                                                                                                            Page
                                                                                                           Number
                                                                                                           ------
Independent Auditors' Report ........................................................................           1

Consolidated Balance Sheet ..........................................................................           2

Consolidated Statement of Operations ................................................................           3

Consolidated Statement of Changes in Shareholders' Equity ...........................................           4

Consolidated Statement of Cash Flows ................................................................           5

Notes to Consolidated Financial Statements ..........................................................         6-25

                          Independent Auditors' Report




The Board of Directors
Murfreesboro Bancorp, Inc.
Murfreesboro, Tennessee

We have audited the consolidated balance sheet of Murfreesboro Bancorp, Inc. and subsidiary as of December 31, 1997, and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Murfreesboro Bancorp, Inc. and subsidiary at December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.





Nashville, Tennessee                            RAYBURN, BETTS & BATES, P.C.
March 25, 1998

                           MURFREESBORO BANCORP, INC.

                           CONSOLIDATED BALANCE SHEET

                             AS OF DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

                                     ASSETS

Cash and due from banks (note 2)                                                      $  1,006
Federal funds sold                                                                       7,704
                                                                                      --------
         Total cash and cash equivalents                                                 8,710
                                                                                      --------
Securities available for sale (note 3)                                                  14,732
Loans, less allowance for possible loan losses
   of $68,000 (note 4)                                                                   5,333
Premises and equipment, net (note 5)                                                     1,558
Accrued interest receivable                                                                149
Other assets                                                                               128
                                                                                      --------
         Total assets                                                                 $ 30,610
                                                                                      ========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
   Deposits (notes 3 and 6)                                                           $ 21,765
   Accrued interest payable                                                                 74
   Other liabilities                                                                        81
                                                                                      --------
         Total liabilities                                                              21,920
                                                                                      --------

Contingencies (note 8)

Shareholders' equity (note 9):
   Preferred stock, no assigned value or rights, 1,000,000 shares authorized,
     no shares issued or outstanding at December 31, 1997                                   --
   Common stock, $5.00 par value, 2,000,000 shares authorized
     and 907,609 shares issued and outstanding at December 31, 1997                      4,538
   Additional paid-in capital                                                            4,530
   Deficit                                                                                (369)
   Unrealized loss on securities available for sale                                         (9)
                                                                                      --------
         Total shareholders' equity                                                      8,690
                                                                                      --------
         Total liabilities and shareholders' equity                                   $ 30,610
                                                                                      ========




See notes to consolidated financial statements.

                           MURFREESBORO BANCORP, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

           (Tabular amounts are in thousands except per share amounts)

Interest income:
     Interest on federal funds sold                                                $ 112
     Interest on taxable investment securities                                        90
     Interest and fees on loans                                                       63
     Interest on escrow funds                                                         27
                                                                                  ------
              Total interest income                                                  292
                                                                                  ------
Interest expense:
     Interest on negotiable order of withdrawal accounts                              40
     Interest on money market demand accounts                                         15
     Interest on savings deposits                                                      1
     Interest on certificates of deposit                                              87
                                                                                  ------
                 Total interest expense on deposits                                  143
     Interest on note payable                                                          4
                                                                                  ------
                 Total interest expense                                              147
                                                                                  ------
              Net interest income                                                    145

Provision for possible loan losses (note 4)                                           68
                                                                                  ------

              Net interest income after provision for possible loan losses            77
                                                                                  ------

Non-interest income:
     Service charges on deposits                                                       4
     Other fees and commissions                                                        1
     Other non-interest income                                                         1
                                                                                  ------
              Total non-interest income                                                6
                                                                                  ------
Non-interest expense:
     Salaries and employee benefits                                                  202
     Occupancy expenses, net (note 5)                                                 12
     Furniture and equipment expense (note 5)                                         24
     Other non-interest expenses                                                     214
                                                                                  ------
              Total non-interest expense                                             452
                                                                                  ------
                Loss before income taxes                                            (369)

Income tax benefit (note 7)                                                           --
                                                                                  ------

                Net loss                                                          $ (369)
                                                                                  ======
                Loss per share - basic (no dilutive items outstanding)            $(1.71)
                                                                                  ======


See notes to consolidated financial statements.

                           MURFREESBORO BANCORP, INC.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                (Tabular amounts are in thousands except shares)


                                                                                            Unrealized
                                                Common Stock                                  Loss on
                                            ---------------------   Additional               Available
                                                            Par       Paid-in                for Sale
                                             Shares        Value      Capital     Deficit   securities    Total
                                            --------       ------      ------     -------   ----------   -------
Balance at January 1, 1997                         1       $   --      $   --      $  --        --       $    --

October 6, 1997 - Redemption of
   organizational stock for $25                   (1)          --          --         --        --            --

October 6, 1997 - Sale of
   907,609 shares of common
   stock, net of issue costs of $8,000       907,609        4,538       4,530         --        --         9,068

Increase in unrealized loss
   on securities available for
   sale                                           --           --          --                   (9)           (9)

Net loss                                          --           --          --       (369)       --          (369)
                                            --------       ------      ------      -----       ---       -------
Balance at
   December 31, 1997                         907,609       $4,538      $4,530      $(369)      $(9)      $ 8,690
                                            ========       ======      ======      =====       ===       =======



See notes to consolidated financial statements.

                           MURFREESBORO BANCORP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

Operating activities:
    Net loss                                                                          $   (369)
    Adjustments to reconcile net earnings to net
       cash provided by (used in) operating activities:
       Provision for loan losses                                                            68
       Provision for depreciation, amortization and accretion, net                          22
       Changes in assets and liabilities:
         Increase in accrued interest receivable                                          (149)
         Increase in other assets                                                         (128)
         Increase in accrued interest payable                                               74
         Increase in other liabilities                                                      81
                                                                                      --------
       Net cash used by operating activities                                              (401)
                                                                                      --------

Investing activities:
    Purchase of securities available for sale                                          (14,741)
    Increase in loans, net                                                              (5,401)
    Additions to premises and equipment                                                 (1,280)
                                                                                      --------
    Net cash used in investing activities                                              (21,422)
                                                                                      --------

Financing activities:
    Proceeds from note payable                                                             150
    Repayment of note payable                                                             (150)
    Net increase in deposits                                                            21,765
    Issuance of common stock                                                             8,776
    Stock issue costs                                                                       (8)
                                                                                      --------
    Net cash provided by financing activities                                           30,533
                                                                                      --------

Net increase in cash and cash equivalents                                                8,710

Cash and cash equivalents at the beginning of the year                                      --
                                                                                      --------
Cash and cash equivalents at the end of the year                                      $  8,710
                                                                                      ========

Supplemental disclosure of cash flow information:

       Cash paid during the year for:

         Interest                                                                     $     73

       Non-cash transactions:

         Increase in unrealized loss on securities available for sale                 $      9
                                                                                      ========

         Land acquired in exchange for 30,000 shares of common stock                  $    300
                                                                                      ========


See notes to consolidated financial statements.

                           MURFREESBORO BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         The accounting policies of Murfreesboro Bancorp, Inc. (the Company) conform to generally accepted accounting principles and to general practices within the banking industry. The following represent the more significant of those policies and practices:

         (a)      Basis of Consolidated Financial Statements
                  The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, Bank of Murfreesboro (the Bank), which is a full service bank. Intercompany accounts and transactions have been eliminated in consolidation.

                  The Company derives substantially all of its revenues from the Bank. The Bank is primarily engaged in the business of attracting demand, savings and time deposits from the general public in the Rutherford County, Tennessee market area and investing these funds in investment securities and loans to commercial and retail enterprises as well as individuals located in the same general market area.

                  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

         (b)      Cash and Cash Equivalents
                  Cash and cash equivalents are comprised of cash on hand and in banks, federal funds sold and investment securities purchased with an original ninety day or less remaining maturity.

         (c)      Investment Securities
                  The Company has adopted Statement of Financial Accounting Standard ("SFAS") 115 Accounting for Certain Investments in Debt and Equity Securities. SFAS 115 requires that all investments in debt securities and all investments in equity securities that have readily determinable fair values be classified into three categories. Debt securities that management has positive intent and ability to hold until maturity will be classified as to be held to maturity. Securities that are bought and held specifically for the purpose of selling them in the near term will

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
         (c)      Investment Securities (Continued)

                  be classified as trading securities. All other securities will be classified as available for sale. Securities are designated as available for sale if management intends to use such securities in its asset/liability management strategy and therefore such securities may be sold in response to changes in interest rates. Securities classified as trading and available for sale will be carried at market value.

                  Unrealized holding gains and losses for available for sale securities are reported as a separate component of shareholders' equity until realized, net of the estimated tax effect. Investments classified as to be held to maturity will be carried at amortized cost. Realized gains and losses on any sales of securities are computed on the basis of specific identification of the adjusted cost of each security and included in non-interest income.

         (d)      Loans, less Allowance for Possible Loan Losses
                  Loans are stated at the principal amount outstanding. Unearned interest on loans, which relates principally to installment loans, is shown as a reduction of loans. Interest income on installment loans with related unearned interest is recognized by a method that does not differ materially from the level-yield method. Interest on all other loans is computed on the outstanding loan balance.

                  Loan origination fees are recognized in amounts estimated to be the Company's loan origination costs related to underwriting and closing the loans at origination. Fees received in excess of the amount recognized at origination are deferred and amortized into income over the estimated average life of the loans using the level-yield method. The unamortized balance of deferred loan origination fees is credited to income at the time a loan is sold or paid off.

                  Loans, including impaired loans, are placed on a non-accrual basis when payments of interest and/or principal have remained delinquent for a period of over 90 days, unless the loan is both well-secured and in the process of collection, or management's evaluation indicates probable default prior to the 90-day delinquency period.

                  Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
         (d) Loans, less Allowance for Possible Loan Losses (Continued) and principal. While a loan is classified as nonaccrual, interest income is generally recognized on a cash basis.

                  The decision to charge off a loan is based upon the borrower's continued failure to pay principal or interest when due, or circumstances indicating the payments will not or cannot be made, along with evaluation of any collateral securing the loan.

                  Consumer loans generally are charged off when contractually delinquent 120 days or more, or when five payments have been missed and there is no recent record of regular payment.

                  The allowance method is used by the Company to provide for possible loan losses. Accordingly, all loan losses are charged to the allowance for possible loan losses and all recoveries are credited to it. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The provision for possible loan losses charged to operating expense is based on past loan loss experience and other factors which, in management's judgment, deserve current recognition in estimating possible loan losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for possible loan losses to outstanding loans and current economic conditions that may affect borrowers' ability to repay.

                  The Financial Accounting Standards Board ("FASB") issued SFAS 114 Accounting by Creditors for Impairment of a Loan. SFAS 114 addresses the accounting by creditors for impairment of certain loans. It is generally applicable for all loans, except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment including residential mortgage loans and consumer installment loans.

                  SFAS 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

                  The FASB issued SFAS 118, which is effective concurrent with the effective date of SFAS 114. This Statement amends SFAS 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. Also, this

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
         (d) Loans, less Allowance for Possible Loan Losses (Continued) statement requires the disclosure about the recorded investment in certain impaired loans and how the creditor recognizes interest income related to those impaired loans.

         (e)      Premises and Equipment
                  Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets which primarily range from 3 to 30 years. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

         (f)      Other Real Estate
                  Properties acquired through foreclosure and unused premises are stated at the lower of recorded amount of the loan or the property's estimated net realizable value, reduced by estimated selling costs. Write-down of the assets at, or prior to, the date of foreclosure are charged to the allowance for possible losses on loans. Subsequent write-downs, income and expenses incurred in connection with holding such assets, and gains and losses realized from the sales of such assets are included in noninterest income and expense.

         (g)      Other Assets
                  Organizational costs of the Company are amortized on a straight-line basis over five years.

         (h)      Income Taxes
                  The FASB has issued SFAS 109 Accounting for Income Taxes. SFAS 109 required a change from the deferred method previously used in the consolidated financial statements to the asset and liability method of computing deferred income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying future statutory tax rates to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

                  Deferred income taxes arise from temporary differences between financial and tax reporting, principally related to depreciation and provision for possible loan losses.

                  The provision for income taxes relates to items of income and expense after elimination of principally non-deductible officers' life insurance premiums.

                  The Company will file a consolidated federal income tax return and a combined state excise (income) tax return with its wholly-owned subsidiary. Income taxes are allocated on a "separate entity" basis.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(2)      CASH AND DUE FROM BANKS
         At December 31, 1997, the Company had deposits in other financial institutions in excess of Federal Deposit Insurance Corporation insurance coverage limits by approximately $747,000.

         The Bank is required to maintain cash balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The approximate average amount for cash maintenance for the year ended December 31, 1997 was $25,000.

(3)      SECURITIES
         The amortized cost and approximate estimated fair value of securities available for sale at December 31, 1997 are as follows:

                                                                         Gross            Gross
                                                      Amortized       Unrealized       Unrealized       Estimated
                                                        Cost             Gains           Losses        Fair Value
                                                      ---------       ----------       ----------       ---------
         Obligations of U.S
           Government agencies
           and corporations                            $14,741         $      --          $    9        $14,732
                                                       =======         =========          ======        =======


         The amortized cost and estimated fair value of securities available for sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                         Amortized       Estimated
                                                                                           Cost          Fair Value
                                                                                          -------        -------
         Due in one year or less                                                           $2,741         $2,739
         Due after one year
           through five years                                                              12,000         11,993
                                                                                          -------        -------
              Total                                                                       $14,741        $14,732
                                                                                          =======        =======

         There were no sales of securities available for sale during the period ended December 31, 1997 and no securities were pledged at December 31, 1997 to secure public deposits, securities sold under repurchase agreements and for the purposes required or permitted by law. There were no securities classified as "trading" nor "held to maturity" at December 31, 1997.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(4)      LOANS, LESS ALLOWANCE FOR POSSIBLE LOAN LOSSES
         Loans, less allowance for possible loan losses at December 31, 1997 are summarized as follows:


         Commercial, financial and agricultural                                 $1,134
         Real estate - construction                                                334
         Real estate - commercial                                                2,248
         Real estate - mortgage                                                  1,018
         Consumer and other                                                        667
                                                                                ------
            Total                                                                5,401
         Less allowance for possible loan losses                                    68
                                                                                ------
              Total loans, net of allowance for possible loan losses            $5,333
                                                                                ======


         The Bank grants commercial, consumer, residential and agribusiness loans to customers throughout southern middle Tennessee, but primarily concentrated in Rutherford County, Tennessee. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the local economy.

         During the year ended December 31, 1997, the Company advanced funds of $1,357,000 to directors, officers and affiliates of the Company. Repayments on these loans totaled $142,000 during the year ended December 31, 1997. At December 31, 1997, the Bank had loans to such related parties aggregating approximately $1,215,000. In management's opinion, all such loans were made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties.

         At December 31, 1997, no loans were classified as impaired, non-accrual, past due ninety days or more nor deemed non-performing.

         Transactions in the allowance for possible loan losses for the year ended December 31, 1997 are summarized as follows:

                Balance - beginning of year                                      $ -
                Provision charged to operating expense                            68
                                                                                 ---
                                                                                  68
                                                                                 ---
                Loans charged-off                                                  -
                Recoveries                                                         -
                                                                                 ---
                      Net loans (charged-off) recoveries                           -
                                                                                 ---
                Balance - end of year                                            $68
                                                                                 ===

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(5)      PREMISES AND EQUIPMENT, NET
         The detail of premises and equipment, net at December 31, 1997 is as follows:


              Land                                                                                        $  655
              Buildings                                                                                      477
              Furniture and equipment                                                                        448
                                                                                                          ------
                                                                                                           1,580
              Less accumulated depreciation                                                                   22
                                                                                                          ------
              Premises and equipment, net                                                                 $1,558
                                                                                                          ======


         Depreciation related to premises and equipment for the year ended December 31, 1997 was $22,000.

         The Company purchased its primary bank premises from a director for $411,000, which approximated its estimated fair value. The Company also acquired equipment, supplies and furnishings of $57,000 from other directors.

(6)      DEPOSITS
         Deposits at December 31, 1997 are summarized as follows:

         Non-interest bearing deposits:
              Demand deposits                                                                           $    964
         Interest-bearing deposits:
              NOW and Super NOW accounts                                                                   8,507
              Money market demand accounts                                                                 2,038
              Savings                                                                                         59
              Certificates of deposit $100,000 or greater                                                  3,885
              Other certificates of deposit                                                                6,312
                                                                                                         -------
                 Total                                                                                   $21,765
                                                                                                         =======

         At December 31, 1997, the scheduled maturities of certificates of deposit were:

                  For the year ending December 31,
                      1998                                                                               $10,037
                      1999                                                                                  -
                      2000                                                                                  -
                      2001                                                                                  -
                      2002                                                                                   160
                                                                                                         -------
                           Total                                                                         $10,197
                                                                                                         =======

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

              (Tabular amounts are in thousands except percentages)

(7)      INCOME TAXES
         A reconciliation of income tax benefit for the year ended December 31, 1997 to the "expected" tax benefit computed by applying the statutory federal income tax rate of 34 percent to loss before income taxes, is as follows:


         Computed "expected" tax benefit                                                    $(125)           (34%)
         Increase (reduction) in taxes
           resulting from:
             Valuation allowance related to deferred tax assets                               138             37%
             State income taxes, net of federal tax benefit                                   (15)            (4%)
             Other, net                                                                         2              1%

         Income tax benefit                                                                 $  --             --%
                                                                                            =====            ===


         The sources of deferred income taxes (benefits) at December 31, 1997 and the tax effect of each are as follows:


         Net operating loss                                                                                $(117)
         Provision for possible loan losses                                                                  (23)
         Other, net                                                                                            2
         Valuation allowance related to deferred tax asset                                                   138
                                                                                                           -----
         Deferred taxes, net                                                                               $  --
                                                                                                           =====

         At December 31, 1997, the Company has net operating losses for federal and state income taxes of approximately $310,000, which expire in tax year 2012 for federal and state purposes.

(8)      CONTINGENCIES
         In the normal course of business there are contingent liabilities such as legal proceedings pending against the Company. In the opinion of management, no material adverse effect on the consolidated financial position of the Company is anticipated as a result of these items.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(9)      SHAREHOLDERS' EQUITY
         Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of the Bank's regulatory agency, the Tennessee Department of Financial Institutions. There were no retained earnings against which dividends may be charged subsequent to December 31, 1997, without regulatory approval. This amount will be increased based upon future earnings.

         Weighted average shares of common stock outstanding for the year ended December 31, 1997 was 216,335.

(10)     CAPITAL REQUIREMENTS
         The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

         The Company and Bank are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios of 1% to 2% above the minimum.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

              (Tabular amounts are in thousands except percentages)


(10)     CAPITAL REQUIREMENTS, (Continued)
         As of December 31, 1997, the most recent notifications from the Bank's regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's categories.

         The following table summarizes the estimated capital ratios and amounts on a consolidated and Bank only basis and the regulatory minimum requirements at December 31, 1997:

                                                                     Tier 1            Total            Tier 1
                                                                   Risk-Based       Risk-Based         Leverage
                                                                   ----------       ----------         --------
         Consolidated:

         Actual ratio                                                73.210%          73.778%           41.885%
         Regulatory minimum:
              For capital adequacy purposes                           4.000%           8.000%            4.000%

         Calculated balance                                         $ 8,699          $ 8,767           $ 8,699
         Regulatory minimum:
              For capital adequacy purposes                            $475             $951           $   831

         Bank Only:

         Actual ratio                                                65.491%          66.061%           41.211%
         Regulatory minimum:
              For capital adequacy purposes                           4.000%           8.000%            4.000%
              To be well capitalized under prompt
                 corrective action provisions                         6.000%          10.000%            5.000%

         Calculated balance                                         $ 7,757          $ 7,825           $ 7,757
         Regulatory minimum:
              For capital adequacy purposes                            $474          $   948           $   753
              To be well capitalized under prompt
                 corrective action provisions                          $711          $ 1,184           $   941

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)


(11)     OFF-BALANCE SHEET RISK
         During the normal course of business, the Company and the Bank are party to financial instruments with off-balance sheet risk. This is done to meet the financing needs of customers and to reduce the Company's and the Bank's exposure to fluctuations in interest rate risk. These financial instruments include commitments to extend credit, letters of credit, unadvanced loan principal, construction loan commitments, home equity lines of credit and commitments to purchase financial instruments at predetermined prices. Those instruments contain, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the consolidated balance sheets. The credit risk relates to the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The market risk relates to the possibility that future changes in market prices may make a financial instrument less valuable or more onerous.

         Commitments to extend credit are legally binding agreements to lend to a customer. Commitments, with the exception of credit cards, generally have variable rates, fixed expiration dates and may require payment of a fee. The variable rates are tied to the Bank's index rate limiting the Company's market risk. Remaining unadvanced loan principal of commitments totaled $278,000 at December 31, 1997. These balances do not necessarily represent actual future cash requirements since many of the commitments are expected to expire without being drawn upon. The Bank, for a majority of the commitments, evaluates each customer's credit worthiness on a case-by-case basis and collateral is obtained if deemed necessary. Collateral includes accounts and notes receivable, inventory, plant and equipment, marketable securities, and mortgages. Construction loan commitments for both residential and commercial properties totaled $415,000 at December 31, 1997 with $81,000 being undrawn.

         Credit cards are uncollateralized. At December 31, 1997, the Bank did not offer credit card lines of credit. Home equity lines represent collateralized equity in single family residences. At December 31, 1997, the home equity lines of credit totaled $155,000 with $65,000 undrawn.

         Letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, the purchase of domestic and international goods, and required developer improvements to construction sites. Since most letters of credit are not expected to be drawn upon, the total contract amounts do not necessarily represent actual future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. When deemed necessary, the Bank obtains marketable securities as collateral supporting these letters of credit. Letters of credit totaled $37,000 at December 31, 1997.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

(11)     OFF-BALANCE SHEET RISK, (Continued)
         The Bank had no commitments to purchase financial instruments at predetermined prices at December 31, 1997. The exposure to credit risk resides with the inability to deliver these financial instruments. The loss would be confined to any adverse change in the market prices that took place between the time of initiation and consummation of the transaction. Market risk consists of the normal risk that resides with any portfolio held when interest rates rise.

(12)     EFFECT OF IMPLEMENTING NEW ACCOUNTING STANDARDS
         The FASB issued SFAS 119 Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. This statement addresses the disclosure of derivative financial statements including the face amount, nature and terms. For derivatives held for trading, disclosure of average and period end fair values and disaggregated gains and losses is required. For derivatives held for purposes other than trading, disclosure of objectives, strategies, policies on reporting and income recognition method is required. Currently the Company does not own any derivative financial instruments, as defined in SFAS 119. Therefore, the statement had no impact on the consolidated financial statements.

         The FASB issued SFAS 121, Accounting for the Impairment of Long-Lived Assets to be Disposed of. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The impact on the financial statements for this statement has not been material.

         The FASB issued SFAS 122, Accounting for Mortgage Servicing Rights. This statement amends FASB Statement 65, Accounting for Certain Mortgage Banking Activities to require that a banking enterprise recognize as separate assets rights to service mortgage loans for others, however, those servicing rights are acquired. The total cost of the mortgage loans to be sold should be allocated between the mortgage servicing rights and the loans based on their relative fair values if it is practicable to estimate those fair values. If not, the entire cost should be allocated to the mortgage loans. The impact on the financial statements for this statement has not been material.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997


(12)     EFFECT OF IMPLEMENTING NEW ACCOUNTING STANDARDS (Continued)
         In June 1996, the FASB issued SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Under this standard, accounting for transfers and servicing of financial assets and extinguishments of liabilities is based on control. After a transfer of financial assets, an entity recognizes the financial and servicingassets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The effect of this statement did not have a material effect on the financial statements of the Company.

         In December 1996, the FASB issued SFAS 126, Exemption from Certain Required Disclosures about Financial Instruments for Certain Nonpublic Entities. This statement amends FASB 107, Disclosures about Fair Value of Financial Instruments, to make disclosures about the fair value of financial instruments prescribed in FASB 107 optional for entities meeting the criteria of being a nonpublic entity, having assets less than $100 million on the financial statement date, and not having held or issued any derivative financial instruments, as defined in FASB 119, other than loan commitments, during the reporting period.

         This statement is effective for fiscal years ending after December 15, 1996. Management has elected not to disclose fair values, as the Company meets all criteria required to make such an election optional.

         In February 1997, the FASB issued SFAS 128, Earnings Per Share, which became effective for reporting periods after December 15, 1997. Under the provisions of SFAS 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them with the methodology used internationally. Basic earnings per share is arrived at by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is similar to, but slightly different from, the previously required fully diluted earnings per share method and is arrived a by dividing net earnings less dividends on nonconvertible preferred stock by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and conversion impact of convertible equity securities.

         In February 1997 the FASB issued SFAS 129, Disclosure of Information about Capital Structure. The statement established standards for disclosing information about an entity's capital structure and applies to all entities. This statement continues the previous requirements to disclose certain information about an entity's capital structure found in Accounting Principles Board ("APB") Opinions 10, Omnibus Opinion - 1966, and 15, Earnings Per Share and SFAS 47, Disclosure of Long-Term Obligations, for entities that

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(12) EFFECT OF IMPLEMENTING NEW ACCOUNTING STANDARDS (Continued) were subject to those standards. This statement is effective for financial statements for periods ending after December 15, 1997. This statement contains no change in disclosure requirements for entities that were previously subject to the requirements of APB Opinions 10 and 15 and SFAS 47. The adoption of the provisions of this statement is not expected to have a material impact on the Company.

         In July 1997 the FASB issued SFAS 130, Comprehensive Income. This statement establishes standards for reporting and presentation of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. This statement requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. This statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comprehensive purposes is required.

         In July 1997 the FASB issued SFAS 131, Disclosures about Segments of an Enterprise and Related Information. This statement requires that financial and descriptive information be disclosed for each reportable operating segment based upon the management approach. The management approach focuses on financial information that an enterprise's decision makers use to assess performance and make decisions about resource allocation. The statement also prescribes the enterprise-wide disclosures to be made about products, services, geographic areas and major customers. SFAS 131 is effective for annual financial statements issued for periods beginning after December 15, 1997, and for interim financial statements in the second year of application. The adoption of the provisions of this statement is not expected to have a material impact on the Company.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(13) MURFREESBORO BANCORP, INC. - CONDENSED PARENT COMPANY FINANCIAL INFORMATION


                           Murfreesboro Bancorp, Inc.
                              (Parent Company Only)
                                  Balance Sheet
                             As of December 31, 1997


                                     ASSETS
         Cash                                                                                      $   909*
         Investment in subsidiary bank                                                               7,747*
         Other assets                                                                                   39
                                                                                                   -------
                  Total assets                                                                     $ 8,695
                                                                                                   =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

         Liabilities:
              Accrued liabilities                                                                  $     5
                                                                                                   -------
                  Total liabilities                                                                      5
                                                                                                   -------

         Shareholders' equity:
              Preferred stock, no assigned value or rights, 1,000,000 shares authorized,
              no shares issued or outstanding at December 31, 1997                                      --
              Common stock, $5.00 par value,
                  2,000,000 shares authorized, 907,609 shares
                  issued and outstanding at December 31, 1997                                        4,538
              Additional paid-in capital                                                             4,530
              Deficit                                                                                 (369)
              Unrealized loss on securities available for sale                                          (9)
                                                                                                   -------
                  Total shareholders' equity                                                         8,690
                                                                                                   -------
                  Total liabilities and shareholders' equity                                       $ 8,695
                                                                                                   =======

         *  Eliminated in consolidation.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(13) MURFREESBORO BANCORP, INC. - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (Continued)

                           Murfreesboro Bancorp, Inc.
                              (Parent Company Only)
                             Statement of Operations
                      For the Year ended December 31, 1997

         Income:
              Interest on escrow funds                                               $  27
                                                                                     -----
                    Total                                                               27
                                                                                     -----

         Expenses:
              Interest on note payable                                                   4
              Salaries and benefits                                                     83
              Other non-interest expenses                                               66
                                                                                     -----
                      Total                                                            153
                                                                                     -----
                   Loss before taxes and equity in loss of subsidiary bank            (126)

         Income tax benefits arising from parent company taxable loss                   --
                                                                                     -----

                   Loss before taxes and equity in loss of subsidiary bank            (126)

         Equity in loss of subsidiary bank                                            (243)*
                                                                                     -----

                   Net loss                                                          $(369)
                                                                                     =====

         *  Eliminated in consolidation

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(13) MURFREESBORO BANCORP, INC. - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (Continued)

                           Murfreesboro Bancorp, Inc.
                              (Parent Company Only)
                             Statement of Cash Flows
                      For the Year ended December 31, 1997

         Operating activities:
              Net loss                                                                     $  (369)
              Adjustments to reconcile net loss to net
                 cash provided by operating activities:
                   Provision for amortization                                                    1
                   Equity in loss of subsidiary bank                                           243
                   Changes in assets and liabilities:
                      Increase in other assets                                                 (39)
                      Increase in accrued interest payable and other liabilities                 5
                                                                                           -------
                           Net cash used by operating activities                              (159)
                                                                                           -------

         Investing activities:
              Proceeds from transfer of land to subsidiary bank                                300
              Investment in bank subsidiary                                                 (8,000)
                                                                                           -------
                           Net cash used by investing activities                            (7,700)
                                                                                           -------

         Financing activities:
              Proceeds from note payable                                                       150
              Repayment of note payable                                                       (150)
              Issuance of common stock                                                       8,768
                                                                                           -------
                           Net cash provided by financing activities                         8,768
                                                                                           -------

         Net increase in cash and cash equivalents                                             909

         Cash and cash equivalents at beginning of year                                         --
                                                                                           -------

         Cash and cash equivalents at end of year                                          $   909
                                                                                           =======

         Supplemental disclosure of cash flow information:

           Cash paid during the year for:

               Interest                                                                    $     4
                                                                                           =======
           Non-cash transactions:

               Land acquired in exchange for 30,000 shares of common stock                 $   300
                                                                                           =======
               Increase in unrealized loss on securities available for sale                $     9
                                                                                           =======

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(14)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and fair values of the Company's financial instruments are summarized as follows:

                                                                     Carrying         Estimated
                                                                       Value          Fair Value
                                                                      --------        ----------
         FINANCIAL ASSETS:
              Cash and short-term investments                         $  8,710         $ 8,710
              Securities available for sale                             14,732          14,732
              Loans                                                      5,333           5,333
                                                                      --------          ------
                  Total                                               $ 28,775         $28,775
                                                                      ========          ======

         FINANCIAL LIABILITIES:
              Deposits                                                $ 21,765         $21,765
                                                                      --------          ------
                  Total                                               $ 21,765         $21,765
                                                                      ========          ======


         The following methods and assumptions were used by the Company in estimating the fair value for financial instruments:

         CASH AND SHORT-TERM INVESTMENTS - The carrying amount for cash and short-term investments approximates the fair value of the assets. Included in this classification are cash and due from banks (non-earning assets) and federal funds sold.

         SECURITIES AVAILABLE FOR SALE - Fair values of these instruments are based upon quoted market prices, where available. If quoted market prices are not available, fair values are based upon the quoted values of similar instruments.

         LOANS - The fair values of loans are estimated using the discounted cash flow analyses and using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and risk.

         DEPOSITS - The fair value of demand deposits, NOW and Super NOW accounts, money market demand accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amount). The fair values of certificates of deposit and IRA's are estimated using a discounted cash flow calculation that applied interest rates currently being offered on these instruments to a schedule of aggregated expected monthly maturities on time deposits.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(14)     FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)
         OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS - Fair value of commitments to extend credit and letters of credit is not presented, since management believes the fair value to be insignificant.

(15)     SUBSEQUENT EVENTS
         The Bank has placed into effect a contributory profit-sharing 401(k) plan that covers employees beginning January 1, 1998. The Bank's contribution are made at the discretion of the Board of Directors.

         Effective March 18, 1998, the Board of Directors adopted a Shareholder Protection Rights Plan. The Board of Directors has declared a dividend of one right for each share of common stock as of March 18, 1998. The distribution of the rights is designed to deter coercive takeover tactics and help prevent partial tender offers and other abusive tactics to gain control of the Company without dealing with all shareholders on a fair and equal basis. Each right entitles shareholders, under alternative circumstances, to buy either securities of the Company or securities of the acquiring company (depending upon the form of the transaction) at an exercise price that will be half the market value of such securities at that time. The rights can be exercised only if certain persons or groups acquire nineteen per cent or more of the Company's outstanding common stock or launch a tender or exchange offer that would result in ownership of nineteen percent or more of its common stock and for a period of ten days following the public announcement of such acquisition, the Company will be entitled to redeem the rights at one cent per right. The rights expire on March 18, 2008.

(16)     COMMENCEMENT OF OPERATIONS
         Prior to October 6, 1997, the Company was in organization. Commencement of operations began on October 6, 1997 upon formal approval by the Company's and the subsidiary's regulatory authorities and the opening of business of the Bank. Organizational expenditures of approximately $40,000 were capitalized and are to be amortized using the straight-line method over a period of five years.

         The Company was inactive prior to January 1, 1997. The only previous activity was the issuance of 1 share of organizational common stock in exchange for $25.

                           MURFREESBORO BANCORP, INC.

                                DECEMBER 31, 1997

                       (Tabular amounts are in thousands)

(16)     COMMENCEMENT OF OPERATIONS (Continued)
         The following items were incurred before October 6, 1997 and reflected as income and expense items in the Consolidated Statement of
         Operations:

         Interest income:
              Interest on escrow funds                          $27

         Interest expense:
              Interest on note payable                            4

         Non-interest expense:
              Salaries and employee benefits                     83
              Occupancy expenses, net                             1
              Other non-interest expenses                        61

 (17)    YEAR 2000 ISSUES
         The Company has initiated a program to study the impact on its computer system in order to be compliant when the system must process data beyond December 31, 1999. This is commonly referred to as the Year 2000 ("Y2K") and Century Date Change ("CDC"). This study not only involves identifying any modifications and/or replacements of certain hardware and/or software maintained by the Company and any of its key third-party processors, but also receiving assurance from qualified, independent parties that the appropriate actions have or are being taken by third parties to remedy their Y2K issues for computer and data processing systems that the third party is responsible for maintaining and that are relied upon by the Company. In addition, the Company is also taking appropriate actions to determine to receive assurance that any of its customers, principally large commercial lending customers, are taking necessary steps to remedy their Y2K issues due to the fact that noncompliance could adversely effect their ability to repay borrowings to the Company.

         Under this program, the Company has identified the computer systems which will require either modification, upgrade or replacement. The Company anticipates that in-house personnel will be primarily responsible for monitoring and completing these tasks and although outside contractors may be used, the costs will not be significant. As such, the Company believes that the necessary and/or planned modifications, upgrades and replacement of existing systems, along with third party confirmation, will be completed in a timely manner to assure Y2K compliance and any related costs will not have a material impact on the Company's results of operations, cash flows or financial condition in future periods.

                           MURFREESBORO BANCORP, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

                                 MARCH 31, 1998



                                 C O N T E N T S

                                                                                                              Page
                                                                                                             Number
                                                                                                             ------

Consolidated Balance Sheet ..........................................................................           1

Consolidated Statement of Operations ................................................................           2

Consolidated Statement of Cash Flows ................................................................           3

Notes to Consolidated Financial Statements ..........................................................           4

                           MURFREESBORO BANCORP, INC.

                           CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)

                       (Tabular amounts are in thousands)

                                     ASSETS

Cash and due from banks (note 2)                                                                         $   841
Federal funds sold                                                                                         2,566
                                                                                                         -------
         Total cash and cash equivalents                                                                   3,407
                                                                                                         -------
Investment securities:
Available for sale                                                                                        18,771
Held to maturity                                                                                           3,551
                                                                                                         -------
   Investment securities                                                                                  22,322
                                                                                                         -------

Loans less allowance for possible loan losses of $181,000                                                 14,292
                                                                                                         -------
Premises and equipment, net                                                                                1,550
Accrued interest receivable                                                                                  348
Other assets                                                                                                 362
                                                                                                         -------
         Total assets                                                                                    $42,281


                      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Deposits                                                                                                 $33,603
Accrued interest payable                                                                                     105
Other liabilities                                                                                             52
                                                                                                         -------
         Total Liabilities                                                                                33,760
                                                                                                         -------


Shareholders' Equity:
   Preferred stock, no assigned value or rights, 1,000,000 shares authorized,
     no shares issued or outstanding at December 31, 1997                                                   -
   Common stock, $5.00 par value, 2,000,000 shares authorized
     and 907,609 shares issued and outstanding at December 31, 1997                                        4,538
   Additional paid-in capital                                                                              4,530
   Retained earnings                                                                                        (544)
   Unrealized loss on securities available for sale                                                           (3)
                                                                                                         -------
         Total shareholders' equity                                                                        8,521
                                                                                                         -------
         Total liabilities and shareholders' equity                                                      $42,281
                                                                                                         =======





See notes to consolidated financial statements.

                           MURFREESBORO BANCORP, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                   (UNAUDITED)

                      FOR THE QUARTER ENDED MARCH 31, 1998

           (Tabular amounts are in thousands except per share amounts)

Interest Income:
     Interest on loans                                                                                    $  206
     Interest on investment securities                                                                       260
     Interest on federal funds sold                                                                           72
                                                                                                          ------
              Total interest income                                                                          538
                                                                                                          ------
Interest Expense:
     Interest on interest-bearing transactions accounts                                                      172
     Interest on time deposits less than $100,000                                                            113
     Interest on time deposits $100,000 and greater                                                           60
                                                                                                          ------
              Total interest expense                                                                         345
                                                                                                          ------
              Net interest income                                                                            193

Provision for possible loan losses                                                                           113
                                                                                                          ------
              Net interest income after provision for possible loan losses                                    80
                                                                                                          ------

Non-Interest Income:
     Service charges on deposits                                                                              12
     Other fees and commissions                                                                                1
     Other non-interest income                                                                                 2
                                                                                                          ------
              Total non-interest income                                                                       15
                                                                                                          ------
Non-Interest Expense:
     Salaries and employee benefits                                                                          139
     Occupancy expenses, net                                                                                   9
     Furniture and equipment expense                                                                          19
     Other non-interest expenses                                                                             103
                                                                                                          ------
              Total non-interest expense                                                                     270
                                                                                                          ------
              Net income before taxes                                                                       (175)

Income tax benefit (note 4)                                                                                   -
                                                                                                          ------
                Net loss                                                                                  $ (175)
                                                                                                          ======

Loss per share - basic (no dilutive items outstanding)                                                    $(0.19)
                                                                                                          ======
Dividends per common share                                                                                $  -
                                                                                                          ======



See notes to consolidated financial statements.

                           MURFREESBORO BANCORP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                   (UNAUDITED)

                      FOR THE QUARTER ENDED MARCH 31, 1998

                       (Tabular amounts are in thousands)

Operating activities:
    Net loss                                                                                            $   (175)

    Adjustments to reconcile net earnings to net cash
       provided by (used in) operating activities:
       Provision for loan losses                                                                             113
       Provision for depreciation, amortization and accretion, net                                            15
       Changes in assets and liabilities:
         Increase in accrued interest receivable                                                            (199)
         Increase in other assets                                                                           (230)
         Increase in accrued interest payable                                                                 31
         Decrease in other liabilities                                                                       (34)
                                                                                                        --------
       Net cash used by operating activities                                                                (479)
                                                                                                        --------

Investing activities:
    Purchase of securities available for sale                                                             (7,036)
    Purchase of securities held for maturity                                                              (4,553)
    Maturities and calls of securities available for sale                                                  3,000
    Maturities and calls of securities held to maturity                                                    1,000
    Increase in loans, net                                                                                (9,072)
    Additions to premises and equipment                                                                       (6)
                                                                                                        --------
    Net cash used in investing activities                                                                (16,667)
                                                                                                        --------

Financing activities:
    Proceeds from note payable                                                                             -
    Repayment of note payable                                                                              -
    Net increase in deposits                                                                              11,843
    Issuance of common stock                                                                               -
    Stock issue costs                                                                                      -
                                                                                                        --------
    Net cash provided by financing activities                                                             11,843
                                                                                                        --------
Net increase (decrease) in cash and cash equivalents                                                      (5,303)

Cash and cash equivalents at the beginning of the quarter                                                  8,710
                                                                                                        --------

Cash and cash equivalents at the end of the quarter                                                     $  3,407
                                                                                                        ========

Supplemental disclosure of cash flow information:
    Cash paid during the year for:
         Interest                                                                                       $    313
                                                                                                        --------
       Non-cash transactions:
         Decrease in unrealized loss on securities available for sale                                   $     (6)
                                                                                                        ========


See notes to consolidated financial statements.

                           MURFREESBORO BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)

                      FOR THE QUARTER ENDED MARCH 31, 1998


(1)      General
         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations of the interim periods have been made. All such adjustments are of a normal recurring nature. Results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results of operations for the full year or any interim periods.


(2)      Summary of Significant Accounting Policies
         Reference is made to the accounting policies of the Company described in the notes to consolidated financial statements contained in the Company's general financial statements for the year ended December 31, 1997. The Company has followed those policies in preparing this report.

(3)      Asset Growth
         As a recently formed banking entity, the Company has had concentrated efforts in generated loans and attracting new deposits. The Company has increased loans from $5,401,000 at December 31, 1997 to $14,473,000 at March 31, 1998 and deposits have increased from $21,765,000 at December 31, 1997 to $33,603,000 at March 31, 1998.

         Such increases have been primarily the result of marketing and business development efforts and not from rate pricings. The growth of loans has been monitored by management, and the Company's loan underwriting standards have been maintained during this period.

(4)      Income Taxes
         A valuation allowance of the deferred tax benefit of the net operating loss for the quarter ended March 31, 1998 has been recorded as it has not been determined that it more likely than not that at March 31, 1998 that this benefit is to be realized.

(5)      Per Share
         Loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period.

SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                           Murfreesboro Bancorp, Inc.
--------------------------------------------------------------------------------
                                  (Registrant)


Date    April 25, 1998
      ------------------

By  /s/ William E. Rowland
    ----------------------------------
        (Signature) *
        William E. Rowland,
        President and Chief Executive Officer

*  Print the name and title of each signing officer under his or her signature.

EXHIBITS



                                                                                                            INDEX
                                                                                                            -----

(3)    (i)   Charter                                                                                          I
       (ii)  Bylaws                                                                                          II


(10)   Material Contracts
       (i)  Shareholder protection rights agreement                                                         III
       (ii) 1997 Statutory-Nonstatutory Stock Option Plan                                                    IV


(11)   Statement Re: Computation of Per Share Earnings                                                 See Part III -
                                                                                                      Income Statement
                                                                                                       and Footnote 9


(12)   Subsidiaries of the Registrant                                                                   See Part I -
                                                                                                           Item I
                                                                                                         Description
                                                                                                         of Business


(27)   Financial Data Schedules                                                                               V